The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities is filed with the Securities and Exchange Commission and is effective. This preliminary prospectus supplement and the accompanying prospectus are not offers to sell these securities or to solicit offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-227875

Subject to completion, dated March 2, 2021

Preliminary prospectus supplement

(To Prospectus dated October 17, 2018)

$550,000,000                % Notes due 2028

We are offering $550,000,000 aggregate principal amount of                % notes due 2028 (the “notes”). The notes will bear interest at the rate of                % per year. Interest on the notes is payable semiannually in arrears on                and                of each year, commencing                , 2021. The notes will mature on July 15, 2028.

We may redeem the notes at any time, in whole or in part, at the redemption prices described in this prospectus supplement. See “Description of the Notes.”

The notes will be senior unsecured obligations of Murphy Oil Corporation and will rank equally with all of Murphy Oil Corporation’s other senior unsecured indebtedness from time to time outstanding.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

See “Risk Factors” beginning on page S-13 of this prospectus supplement for a discussion of certain risks that you should consider in connection with making an investment in the notes.

The notes will be a new issue of securities and currently there is no established trading market for the notes. We do not intend to list the notes on any securities exchange or any automated dealer quotation system.

	Price to public(1)		Underwriting discount		Proceeds to us, before expenses
Per note		%		%		%
Total	$		$		$

(1)	Plus accrued interest from , 2021, if settlement occurs after that date.

The notes will be issued only in registered book-entry form, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The underwriters expect to deliver the notes to purchasers through the facilities of The Depository Trust Company for the benefit of its participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about                , 2021, which is the                 business day following the date of this prospectus supplement (T+    ). This settlement date may affect trading of the notes. See “Underwriting.”

Joint physical book-running managers

BofA Securities	J.P. Morgan	MUFG

Joint book-running managers

Scotiabank	Wells Fargo Securities	DNB Markets	Regions Securities LLC

Co-managers

Capital One Securities	HSBC	SMBC Nikko

SOCIETE GENERALE	Standard Chartered Bank

                , 2021

We have not, and the underwriters have not, authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We do not, and the underwriters do not, take any responsibility for, and we cannot assure you as to the reliability of, any other information that others may give you.

We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or, with respect to information incorporated by reference, as of the date of that information. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

S-i

ABOUT THIS PROSPECTUS

This document has two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering and the notes offered. The second part is the accompanying prospectus, dated October 17, 2018, which provides more general information, some of which may not apply to this offering. To the extent there is a conflict between the information contained in this prospectus supplement and the accompanying prospectus or any document incorporated by reference herein that was filed with the Securities and Exchange commission (the “SEC”) prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement.

In this prospectus supplement, we refer to Murphy Oil Corporation and its wholly owned subsidiaries as “we,” “our,” “us,” the “Company,” “Murphy Oil” or “Murphy” unless the context clearly indicates otherwise, and except under the caption “Description of the Notes.”

Before purchasing any notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information in the documents we have listed under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference or deemed incorporated by reference is considered to be a part of this prospectus supplement. Information that we file with the SEC after the date of this prospectus supplement will update and supersede this information. We incorporate by reference the documents listed below other than, in each case, those documents or the portions of those documents which are furnished and not filed and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until our offering is completed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2020, filed on February 26, 2021 (the “Annual Report”);

•

Our Definitive Proxy Statement on Schedule 14A filed on March 30, 2020 (solely to the extent incorporated into Part III of our Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 27, 2020); and

•	Our Current Report on Form 8-K filed on February 8, 2021.

The preceding list of documents incorporated by reference into this prospectus supplement supersedes and replaces the documents listed in the accompanying prospectus under the heading “Where You Can Find More Information.”

You may request a free copy of these filings by writing to, or telephoning, us at the following address and phone number:

Corporate Secretary

Murphy Oil Corporation

9805 Katy Fwy, Suite G-200

Houston, Texas 77024

(281) 675-9000

S-ii

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents we incorporate by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management’s current views concerning future events or results, are subject to inherent risks and uncertainties. Forward-looking statements are generally identified through the inclusion of words such as “aim,” “anticipate,” “believe,” “drive,” “estimate,” “expect,” “expressed confidence,” “forecast,” “future,” “goal,” “guidance,” “intend,” “may,” “objective,” “outlook,” “plan,” “position,” “potential,” “project,” “seek,” “should,” “strategy,” “target,” “will” or variations of such words and other similar expressions. These statements, which express management’s current views concerning future events or results, are subject to inherent risks and uncertainties. Factors that could cause one or more of these future events or results not to occur as implied by any forward-looking statement include, but are not limited to: macro conditions in the oil and gas industry, including supply/demand levels, actions taken by major oil exporters and the resulting impacts on commodity prices; increased volatility or deterioration in the success rate of our exploration programs or in our ability to maintain production rates and replace reserves; reduced customer demand for our products due to environmental, regulatory, technological or other reasons; adverse foreign exchange movements; political and regulatory instability in the markets where we do business; the impact on our operations or market of health pandemics such as COVID-19 and related government responses; other natural hazards impacting our operations or markets; any other deterioration in our business, markets or prospects; any failure to obtain necessary regulatory approvals; any inability to service or refinance our outstanding debt or to access debt markets at acceptable prices; adverse developments in the U.S. or global capital markets, credit markets or economies in general as well as any of the other factors contained under the caption “Risk Factors” in this prospectus supplement or in our Annual Report and in any subsequent document that we have or may file with the SEC. We undertake no duty to publicly update or revise any forward-looking statements.

NON-GAAP FINANCIAL MEASURES

While Murphy Oil reports financial results in accordance with accounting principles generally accepted in the U.S. (“GAAP”), this prospectus supplement includes certain non-GAAP measures, including EBITDA, Adjusted EBITDA, EBITDAX, Adjusted EBITDAX and PV-10. EBITDA means earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA means EBITDA plus impairment of assets, mark-to-market losses (gains), restructuring expenses, accretion of asset retirement obligations, discontinued operations loss (income), foreign exchange losses (gains) and other nonrecurring (gains) expenses. EBITDAX means EBITDA plus exploration expenses. Adjusted EBITDAX means EBITDAX plus impairment of assets, mark-to-market losses (gains), restructuring expenses, accretion of asset retirement obligations, discontinued operations (loss) income, foreign exchange losses (gains) and other nonrecurring (gains) expenses. All of EBITDA, Adjusted EBITDA, EBITDAX and Adjusted EBITDAX are reported as “attributable to Murphy” and therefore exclude the portion attributable to non-controlling interest. Adjustments to derive Adjusted EBITDA and EBITDAX exclude the portion attributable to non-controlling interest. PV-10 represents present value, discounted at 10% per annum, of estimated future net revenue before income tax of our estimated proved reserves.

Management has included a presentation of EBITDA, Adjusted EBITDA, EBITDAX and Adjusted EBITDAX in this prospectus supplement, because they are used by management to evaluate the Company’s operational performance and trends between periods and relative to industry competitors. In addition, management believes they may be useful to investors and analysts to gain a better understanding of the Company’s financial results and to assess the Company’s ability to service its debt. However, EBITDA, Adjusted EBITDA, EBITDAX and Adjusted EBITDAX are not GAAP measures. You should not consider EBITDA, Adjusted EBITDA, EBITDAX or Adjusted EBITDAX as alternatives to net income or any other GAAP financial measure of performance or as indicators of our operating performance. It should also be noted that all companies do not calculate EBITDA, Adjusted EBITDA, EBITDAX and Adjusted EBITDAX in the same manner and, accordingly, EBITDA, Adjusted EBITDA, EBITDAX and Adjusted EBITDAX presented in this prospectus supplement may not be comparable to similarly titled measures used by other companies. We have included reconciliations of EBITDA, Adjusted EBITDA, EBITDAX and Adjusted EBITDAX to net income, the most directly comparable GAAP measure. See “Summary—Summary Consolidated Historical Financial Data.”

S-iii

Management has included a presentation of PV-10, because it is widely used by professional analysts and sophisticated investors in evaluating oil and gas companies. PV-10 should not be considered as an alternative to the standardized measure as defined under GAAP. We have included a reconciliation of PV-10 to standardized measure of discounted future net cash flows, the most directly comparable GAAP measure. See “Summary—Summary Consolidated Historical Financial Data.”

S-iv

SUMMARY

This summary description of our business and the offering may not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, we encourage you to read this entire prospectus supplement, the accompanying prospectus, any free writing prospectus prepared by us that we may provide you in connection with this offering and the documents incorporated by reference herein and therein. In particular, you should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. You should also carefully consider the matters discussed under the caption “Risk Factors.”

Company Overview

Murphy Oil Corporation is a global oil and natural gas exploration and production company with both onshore and offshore operations and properties. The Company explores for and produces crude oil, natural gas and natural gas liquids (“NGL”) worldwide. The Company’s management team, based in Houston, Texas, directs the Company’s worldwide exploration and production activities.

Significant Company operating and financial highlights during 2020 were as follows:

•	Preserved liquidity of $1.7 billion, including $310.6 million of cash as of December 31, 2020 and $1.4 billion available on an unsecured revolving credit facility.

•	Realized $272.0 million as a result of commodity price risk management (forward sale fixed swaps) activities.

•

Maintained capital discipline with full year accrued capital expenditures of $712.1 million, excluding non-controlling interest ($21.7 million) and King’s Quay Floating Production System of $92.8 million (which is held for sale at the end of 2020).

•	Decreased full year selling, general and administrative costs by 40% from 2019, as a result of a Company-wide restructuring

Murphy Oil’s reported total hydrocarbon production from all E&P continuing operations averaged 174,636 barrels of oil equivalent per day in 2020, which represented a 6% decrease from the 185,649 barrels per day produced in 2019. In 2020, production in the Gulf of Mexico was significantly impacted by a record breaking hurricane year which resulted in shut-ins and loss of approximately 6.4 MBOED of production in 2020. Lower volumes in the Eagle Ford Shale volumes were due to lower capital expenditures.

Total crude oil and condensate production from continuing operations in 2020 averaged 103,966 barrels per day (“Bbl/d”) compared to 114,742 Bbl/d in 2019 as a result of lower Eagle Ford Shale volumes (due to lower capital expenditures) and higher hurricane and storm downtime in the Gulf of Mexico. Total NGL production from continuing operations in 2020 averaged 11,541 Bbl/d compared to 11,888 Bbl/d in 2019. The Company’s worldwide production volume of natural gas from continuing operations averaged 354.8 million cubic feet per day (“MMcf/d”) in 2020, up 0.2% from 2019 levels. Malaysia operations are reported as discontinued operations for all periods presented.

In 2020 the continued spread of coronavirus disease 2019 (“COVID-19”) has led to significant disruption in the global economy and an associated weakness in demand for crude oil which has resulted in lower commodity prices in 2020 versus 2019.

In the first quarter of 2020, certain major global suppliers of crude oil announced supply increases which resulted in a contribution to the lower global commodity prices in the first quarter, shortly followed by exceptional demand reduction from the COVID-19 pandemic. In the second quarter of 2020, the OPEC+ group of oil producing countries agreed to supply restrictions which helped support the oil price in the latter part of the second quarter and through the year end. Nevertheless, oil prices during 2020 remained below average 2019 prices. The sales price of a barrel of West Texas Intermediate crude oil averaged $39.40 in 2020 and $57.03 in 2019. The Company’s average realized crude oil and condensate prices averaged $38.02 per barrel in 2020 and $60.27 per barrel in the 2019 period.

In response to the COVID-19 pandemic and reduced commodity prices, the Company reduced 2020 capital expenditures significantly from the original plan of $1.4 billion to $1.5 billion to $712 million (adjusted for comparability to exclude non-controlling interests and Kings Quay expenditures). The Company also executed a cost reduction plan for both future direct operational expenditures and general and administrative costs, including closing its headquarters office in El Dorado, Arkansas, its office in Calgary, Alberta, and consolidating all worldwide staff activities to its existing office location in Houston, Texas.

Recent Developments

Lease and Permit Moratorium

In January 2021, the U.S. Secretary of the Interior issued Order No. 3395. This order, among other things, placed a 60 day moratorium on oil and gas leases, lease amendments and extension, and drilling permits on federal lands and offshore waters. Following this notice, the Department of Interior has continued to approve permits and Murphy has not experienced a delay in project approvals. An extension or permanency of this suspension could impact the options available to Murphy for future development, reserves available for production and hence future cash flows and profitability. In the event leasing delays or cancellations alter Murphy’s plans in the Gulf of Mexico, the Company believes it will be able to re-focus activities and allocate capital to other areas. The Company does not hold any onshore federal lands in the U.S.

Refinancing Transactions

On or around the closing of this offering, we intend to issue notices of redemption with respect to all of our 4.00% senior notes due 2022 (currently $259,291,000 in aggregate principal amount) and 3.70% senior notes due 2022 (currently $317,067,000 in aggregate principal amount) (collectively, the “Target Notes”) (such redemptions, the “Redemption”). We intend to redeem the Target Notes at the applicable make-whole redemption price set forth in the indenture governing such series of Target Notes (collectively, the “Target Notes Indentures”), plus accrued and unpaid interest, if any, to, but not including, the date of redemption. In connection therewith, we intend to effect a satisfaction and discharge (the “Satisfaction and Discharge”) of the Target Notes Indentures.

We intend to use the net proceeds from this offering, together with cash on hand, borrowings under our revolving credit facility or a combination thereof, to fund the Redemption and any related premiums, fees and expenses in connection with the foregoing and to effect the Satisfaction and Discharge. See “Use of Proceeds.” For purposes of the as-adjusted indebtedness and cash and cash equivalents figures presented in this prospectus supplement, we have assumed that the balance of funds to fund the Redemption and related premiums, fees and expenses will come from cash on hand.

We refer to (i) the offering of notes hereunder, (ii) the Redemption and Satisfaction and Discharge and (iii) the payment of any related premiums, fees and expenses in connection with the foregoing as the “Refinancing Transactions.”

The Redemption will be made solely pursuant to redemption notices delivered pursuant to the Target Notes Indentures, and nothing contained in this prospectus supplement constitutes a notice of redemption of the Target Notes.

Corporate Information

Our principal executive offices are located at 9805 Katy Fwy, Suite G-200, Houston, Texas 77024, and our telephone number is (281) 675-9000. Our capital stock is listed on the New York Stock Exchange under the symbol “MUR.” We maintain a website at http://www.murphyoilcorp.com where general information about us is available. We are not incorporating the contents of the website into this prospectus supplement or the accompanying prospectus.

THE OFFERING

This summary highlights certain terms of the offering but does not contain all information that may be important to you. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety before making an investment decision.

Issuer	Murphy Oil Corporation

Securities offered	$550,000,000 aggregate principal amount of % Notes due 2028

Maturity date	July 15, 2028

Interest rate	% per annum

Interest payment dates	Semiannually in arrears on and of each year, commencing , 2021

Interest on the notes will accrue from , 2021

Further issuances	We may from time to time, without the consent of the holders, create and issue additional notes having the same terms and conditions as the notes offered by this prospectus supplement in all respects, except for the issue date, issue price and, under some circumstances, the date of the first payment of interest on the notes, provided that if the additional notes are not fungible with the notes for U.S. federal income tax purposes, such additional notes will have a different CUSIP.

Optional redemption	At any time prior to July 15, 2024, we may redeem the notes, in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) a make-whole redemption price determined by using a discount rate of the applicable treasury rate plus basis points, plus, in either case, accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date.

At any time on or after July 15, 2024, we may redeem the notes, in whole or in part, at the applicable redemption prices set forth under “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date.
Repurchase upon a change of control triggering event	If a change of control triggering event (as defined herein) occurs, we must offer to repurchase the notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of the Notes—Repurchase Upon a Change of Control Triggering Event.”

Ranking	The notes:

•	will be unsecured;

•	will rank equally with all of our existing and future unsecured senior debt;

•	will be senior to any future subordinated debt;

•	will be effectively junior to our secured debt to the extent of the assets securing such debt; and

•	will be effectively junior to all existing and future debt and other liabilities of, or guaranteed by our subsidiaries, including their debt and trade payables and our revolving credit facility.

As of December 31, 2020, our subsidiaries had $1,547,037,000 of indebtedness, trade payables and other accrued current liabilities outstanding (other than long-term contingent consideration liabilities payable in connection with the LLOG Acquistion and our joint venture with Petrobas America Inc. (the “MP GOM JV Transaction”)).

Covenants	We will issue the notes under an indenture containing covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

•	incur debt secured by liens;

•	permit our subsidiaries to incur or guarantee debt;

•	engage in sale/leaseback transactions; and

•	enter into certain mergers, consolidations or transfers of substantially all of our assets.

Use of proceeds	We expect the net proceeds from this offering of notes to be approximately $ , after deducting underwriting discounts and other estimated expenses of this offering. We intend to use the net proceeds from this offering, together with cash on hand, borrowings under our revolving credit facility or a combination thereof, to fund the Redemption and any related premiums, fees and expenses in connection with the foregoing and to effect the Satisfaction and Discharge. See “Use of Proceeds.”

Book-entry form	The notes will be issued in book-entry form and will be represented by global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of a public market for the notes	The notes will be a new issue of securities and there is currently no established trading market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. Certain of the underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the notes without notice.

U.S. federal income tax consequences	For the U.S. federal income tax consequences to non-U.S. Holders (as defined herein) of the holding and disposition of the notes, see “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders” in this prospectus supplement.

Listing	We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.

Trustee	Wells Fargo Bank, National Association

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

We have provided in the tables below summary consolidated historical financial data. We have derived the statement of income data and other financial data for each of the years in the three-year period ended December 31, 2020, and the balance sheet data as of December 31 for each of the three years in the three-year period ended December 31, 2020, from our audited consolidated financial statements. You should read the following financial information in conjunction with our consolidated financial statements and related notes that we have included elsewhere and incorporated by reference in this prospectus supplement and the accompanying prospectus.

In the tables below and throughout this prospectus supplement, historical financial and operating data present Malaysia operations as discontinued operations.

	Year ended December 31,
	2020	2019	2018
(in thousands, except ratios)
Statement of Income Data:
Total revenues	$1,967,341	$2,829,053	$1,791,401
Costs and Expenses:
Lease operating expenses	$600,076	$605,180	$353,832
Severance and ad valorem taxes	28,526	47,959	52,072
Transportation, gathering and processing	172,399	176,315	75,043
Exploration expenses, including undeveloped lease amortization	86,479	95,105	101,812
Selling and general expenses	140,243	232,736	205,192
Restructuring expenses	49,994	—	—
Depreciation, depletion and amortization	987,239	1,147,842	775,614
Impairment of assets	1,206,284	—	20,000
Accretion of asset retirement obligations	42,136	40,506	27,119
Other (expense) benefit	16,274	38,117	(34,870)

Total costs and expenses	3,329,650	2,383,760	1,575,814

Operating income (loss) from continuing operations	(1,362,309)	445,293	215,587
Other income (loss):
Interest and other income (loss)	(17,303)	$(22,520)	$7,774
Interest expense, net	(169,423)	(219,275)	(180,359)

Total other loss	(186,726)	(241,795)	(172,585)

Income (loss) from continuing operations before income taxes	(1,549,035)	203,498	43,002
Income tax expense (benefit)	(293,741)	14,683	(126,136)

Income (loss) from continuing operations	(1,255,294)	188,815	169,138
Income (loss) from discontinued operations, net of income taxes	(7,151)	1,064,487	250,348

Net income (loss) including noncontrolling interest	(1,262,445)	1,253,302	419,486

Less: Net income attributable to noncontrolling interest	(113,668)	103,570	8,392

Net income (loss) attributable to Murphy	$(1,148,777)	$1,149,732	$411,094

	Year ended December 31,
	2020	2019	2018
	(in millions, except ratios)
Other Financial Data (Including Non-GAAP Measures):
Net cash provided by continuing operations activities(1)	$802.7	$1,489.1	$749.4
Capital expenditures	826.6	2,762.6	1,987.3
EBITDA attributable to Murphy(2)	(340.5)	2,460.2	1,236.0
Adjusted EBITDA attributable to Murphy (2)	907.3	1,514.3	919.8
EBITDAX attributable to Murphy(2)	(254.0)	2,553.3	1,337.8
Adjusted EBITDAX attributable to Murphy(2)	993.8	1,596.2	1,017.1
Ratio of Adjusted EBITDA attributable to Murphy to interest expense(2)	5.11	6.85	5.09

	As of December 31,
	2020	2019	2018
	(in thousands)
Balance Sheet Data:
Working capital	$283,971	$31,538	$33,756
Net property, plant and equipment	8,269,038	9,969,743	8,432,133
Total assets	10,620,852	11,718,504	11,052,587
Long-term debt including non-current capital lease obligations	2,988,067	2,803,381	3,109,986
Murphy Shareholders’ equity	4,214,337	5,467,460	4,829,299

(1)	In 2020, includes $92.8 million associated with the Kings Quay project and $21.7 million attributable to non-controlling interest.

(2)	See below for reconciliations of EBITDA, Adjusted EBITDA, EBITDAX and Adjusted EBITDAX to net income (loss)

The following table is a reconciliation of EBITDA attributable to Murphy and Adjusted EBITDA attributable to Murphy to net income (loss), the most directly comparable financial measure under GAAP:

	Year ended December 31,
	2020	2019	2018
	(in millions)
Net income (loss) attributable to Murphy	$(1,148.8)	$1,149.7	$411.1
Interest expense, net	169.4	219.3	180.4
Income tax expense (benefit)	(293.7)	14.7	(126.1)
Depreciation, depletion and amortization expense	932.6	1,076.5	770.6

EBITDA attributable to Murphy(1)	$(340.5)	$2,460.2	$1,236.0

Impairment of assets	1,072.5	—	20.0
Mark-to-market loss (gain) on crude oil derivative contracts	69.3	33.4	(33.9)
Restructuring expenses	50.0	—	—
Accretion of asset retirement obligations	42.1	40.5	27.1
Unutilized rig charges	16.0	—	—
Mark-to-market loss (gain) on contingent consideration	(13.8)	8.7	(4.8)
Inventory loss	8.3	—	—

	Year ended December 31,
	2020	2019	2018
	(in millions)
Discontinued operations loss (income)	7.2	(1,064.5)	(250.3)
Retirement obligation (gains) losses	(2.8)	—	—
Seal insurance proceeds	(1.7)	(8.0)	(21.0)
Foreign exchange losses (gains)	0.7	6.4	(15.8)
Business development transaction costs	—	24.4	—
Write-off of previously suspended exploration wells	—	13.2	4.5
Other(2)	—	—	(42.0)

Adjusted EBITDA attributable to Murphy(1)	907.3	1,514.3	919.8

(1)	Adjustments to Net income (loss) attributable to Murphy used in the computations above exclude the portion attributable to the non-controlling interest.

(2)	Represents ($26.0) million attributable to the Ecuador arbitration settlement and $(16.0) million attributable to a Brunei working interest adjustment.

The following table is a reconciliation of EBITDAX attributable to Murphy and Adjusted EBITDAX attributable to Murphy to net income (loss), the most directly comparable financial measure under GAAP:

	Year ended December 31,
	2020	2019	2018
	(in millions, except ratios)
Net income (loss) attributable to Murphy	$(1148.8)	$1149.7	$411.1
Interest expense, net	169.4	219.3	180.4
Income tax expense (benefit)	(293.7)	14.7	(126.1)
Depreciation, depletion and amortization expense	932.6	1,076.5	770.6

EBITDA attributable to Murphy(1)	$(340.5)	$2,460.2	$1,236.0

Exploration expenses	86.5	95.1	101.8

EBITDAX attributable to Murphy(1)	(254.0)	2,555.3	1,337.8

Impairment of assets	1,072.5	—	20.0
Mark-to-market loss (gain) on crude oil derivative contracts	69.3	33.4	(33.9)
Restructuring expenses	50.0	—	—
Accretion of asset retirement obligations	42.1	40.5	27.1
Unutilized rig charges	16.0	—	—
Mark-to-market loss (gain) on contingent consideration	(13.8)	8.7	(4.8)
Inventory loss	8.3	—	—
Discontinued operations loss (income)	7.2	(1,064.5)	(250.3)
Retirement obligation (gains) losses	(2.8)	—	—
Seal insurance proceeds	(1.7)	(8.0)	(21.0)
Foreign exchange losses (gains)	0.7	6.4	(15.8)
Business development transaction costs	—	24.4	—
Other(2)	—	—	(42.0)

	Year ended December 31,
	2020	2019	2018
	(in millions, except ratios)
Adjusted EBITDAX attributable to Murphy(1)	993.8	1,596.2	1,017.1

(1)	Adjustments to Net income (loss) attributable to Murphy used in the computations above exclude the portion attributable to the non-controlling interest.

(2)	Represents ($26.0) million attributable to the Ecuador arbitration settlement and $(16.0) million attributable to a Brunei working interest adjustment.

Summary Historical Operating Data

We have provided in the table below our summary operating data for each of the years in the three-year period ended December 31, 2020.

	Year ended December 31,
	2020	2019	2018
Exploration and Production:
Net crude oil and condensates production-Bbl/d:
United States(1)	91,100	101,401	50,489
Canada-onshore and offshore	12,781	12,872	12,391
Other	85	469	558

Total	103,966	114,742	63,438

Net natural gas liquids production-Bbl/d:
United States(1)	10,226	10,625	7,725
Canada	1,315	1,263	1,073
Total	11,541	11,888	8,798

Net natural gas sold-thousands of cubic feet per day:
United States(1)	94,090	82,760	46,188
Canada	260,683	271,355	266,416

Total	354,773	354,115	312,604

Net hydrocarbon production-equivalent Bbl/d including noncontrolling interest(2)	174,636	185,649	124,337
Estimated net hydrocarbon reserves-million equivalent barrels(3)	714.9	825.0	715.3
Reserve life-years(4)	11.2	12.2	15.8
Discontinued operations
Net hydrocarbon production-equivalent Bbl/d from discontinued operations	—	21,000	47,839

(1)	Includes net volumes attributable to a non-controlling interest in MP Gulf of Mexico, LLC (“MP GOM”).

(2)	Natural gas converted on an energy equivalent basis of 6:1.

(3)

Includes non-controlling interest in MP GOM. December 31, 2020, 2019 and 2018 include 17.4 million barrels of oil equivalent (“MMBOE”), 24.6 MMBOE and 28.4 MMBOE, respectively, relating to non-controlling interest.

(4)	Total net proved hydrocarbon reserves at the end of the respective period divided by net hydrocarbon production for the year.

	Year ended December 31,
	2020	2019	2018(1)
	(Millions of dollars)
Lease operating expense	600.1	605.2	353.8
Severance and ad valorem taxes	28.5	48.0	52.1
Depreciation, depletion and amortization	987.2	1,147.8	775.6

Total	1,615.8	1,801.0	1,181.5

Cost per equivalent barrel sold for these production-related expenses are shown by geographical area in the following table:

	Year ended December 31,
	2020	2019	2018
	(Dollars per Boe)
United States—Eagle Ford Shale:
Lease operating expense	9.08	8.70	8.84
Severance and ad valorem taxes	2.06	2.82	3.20
Depreciation, depletion and amortization (DD&A) expense	26.22	24.19	24.54
United States—Gulf of Mexico:
Lease operating expense	11.95	10.89	11.39
Severance and ad valorem taxes	—	—	—
DD&A expense	13.48	16.43	16.50
Canada—Onshore:
Lease operating expense	4.63	5.49	4.52
Severance and ad valorem taxes	0.07	0.07	0.06
DD&A expense	9.93	10.94	10.61
Canada—Offshore:
Lease operating expense	17.86	14.95	15.21
DD&A expense	12.01	13.07	13.68
Total oil and gas continuing operations – excluding non-controlling interest:
Lease operating expense	9.10	8.81	7.87
Severance and ad valorem taxes	0.47	0.76	1.17
Depreciation, depletion and amortization (DD&A) expense	15.49	17.05	17.28
Discontinued Operations (Malaysia):
Lease operating expense	—	$16.70	11.39
DD&A expense	—	$4.43	11.20

Summary Reserve Data

We have provided in the table below summary data with respect to our estimated proved developed and undeveloped reserves of oil and natural gas as of December 31, 2020 and 2019. Except as noted below, all information in this table relating to oil and natural gas reserves has been based upon our estimates and reflects our net interest after royalties.

Estimates of the proved reserves, future production and income attributable to our leasehold properties located in the Eagle Ford Shale in south Texas in the United States and the Gulf of Mexico as of December 31, 2020 are confirmed in the aggregate by Ryder Scott Company, L.P., independent petroleum engineers, as set forth and to the extent stated in their reserves report, which has been incorporated by reference herein from our Annual Report. Estimates of the proved reserves, future production and income attributable to our interests in the

Greater Kaybob Project and the Tupper Montney Project located within the Provinces of Alberta and British Columbia, Canada, and the Hibernia Main, Hibernia Southern Extension, and Terra Nova projects located within the Province of Newfoundland and Labrador, Canada as of December 31, 2020 are confirmed in the aggregate by McDaniel & Associates Consultants Ltd., independent petroleum engineers, as set forth and to the extent stated in their reserves report, which has been incorporated by reference herein from our Annual Report.

	As of December 31,
	2020	2019
Proved Developed and Undeveloped Reserves:
Proved developed and undeveloped oil reserves—millions of barrels:
Crude oil and condensates:
United States	240.6	377.8
Canada	25.9	45.3
Brunei		0.8
Natural gas liquids	38.2	56.1

Total proved developed and undeveloped oil reserves	304.7	480.0

Proved developed and undeveloped natural gas reserves—billions of cubic feet:
United States	319.5	416.8
Canada	2,141.5	1,652.9
Total proved developed and undeveloped natural gas reserves	2,461.0	2,069.7

Total estimated net proved developed and undeveloped hydrocarbon reserves—millions of equivalent barrels(1)	714.9	825.0

PV-10 value—millions of dollars(2)	$2,671.8	$6,993.2
Standardized measure—millions of dollars(3)	$2,618.6	$5,827.6

(1)	Natural gas converted on an energy equivalent basis of 6:1.

(2)

Represents present value, discounted at 10% per annum, of estimated future net revenue before income tax of our estimated proved reserves. The estimated future net revenues set forth above were determined by using reserve quantities of proved reserves and the periods in which they are expected to be developed and produced based on certain prevailing economic conditions. The estimated future production in our reserve report as of December 31, 2020 is priced based on the 12-month unweighted arithmetic average of the first-day of-the-month price for each month within such period, unless such prices were defined by contractual arrangements, as required by SEC regulations.

PV-10 is a non-GAAP measure because it excludes income tax effects. Management believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and gas companies. PV-10 is not a measure of financial or operating performance under GAAP. PV-10 should not be considered as an alternative to the standardized measure as defined under GAAP. We have included a reconciliation of PV-10 to standardized measure of discounted future net cash flows, the most directly comparable GAAP measure. The following table reconciles the standardized measure of future net cash flows to the PV-10 value:

	As of December 31,
	2020	2019
	(Millions of dollars)
Standardized measure of discounted future net cash flows	$2,618.6	$5,827.6
Income taxes	53.2	1,165.6

PV-10 value	$2,671.8	$6,993.2

(3)

The standardized measure represents the calculation of future net cash flows using a 10% annual discount factor, an unweighted average of oil and natural gas prices in effect at the beginning of each month of the year, and year-end costs and statutory tax rates, except for known future changes such as contracted prices and legislated tax rates.

The reported value of proved reserves is not necessarily indicative of either fair market value or present value of future cash flows because prices, costs and governmental policies do not remain static; appropriate discount rates may vary; and extensive judgment is required to estimate the timing of production. Other logical assumptions would likely have resulted in significantly different amounts.

The following table sets forth our standardized measure and PV-10 as of December 31, 2020 for each geographic location in which we own (or owned) proved reserves:

Reserve category:	Proved reserves as of December 31, 2020
(Millions of dollars)
United States:
Standardized measure	$1,830.2
Income taxes	0.0
PV-10 value(1)	1,830.2
Canada:
Standardized measure	$788.4
Income taxes	53.2
PV-10 value(1)	841.6

(1)

Represents present value, discounted at 10% per annum, of estimated future net revenue before income tax of our estimated proved reserves. The estimated future net revenues set forth above were determined by using reserve quantities of proved reserves and the periods in which they are expected to be developed and produced based on certain prevailing economic conditions. The estimated future production in our reserve report as of December 31, 2020 is priced based on the 12-month unweighted arithmetic average of the first-day of-the-month price for each month within such period, unless such prices were defined by contractual arrangements, as required by SEC regulations.

RISK FACTORS

Investing in the notes involves risks. You should carefully consider all the information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before deciding to invest in the notes. In particular, we urge you to carefully consider the risk factors set forth below as well as those under the heading “Risk Factors” in our Annual Report.

Risks Relating to the Notes

The notes are structurally subordinated to all liabilities of our subsidiaries and all liabilities guaranteed by our subsidiaries.

The notes are structurally subordinated to all liabilities of our subsidiaries and all liabilities guaranteed by our subsidiaries, including without limitation, their debt and trade payables and our revolving credit facility. As of December 31, 2020, after giving effect to the Refinancing Transactions, we would have had approximately $3.8 million of issued and undrawn letters of credit outstanding, all of which would have been structurally senior to the notes. Additionally, as of December 31, 2020, after giving effect to the Refinancing Transactions, our subsidiaries would have had approximately $1,547,037,000 in indebtedness, trade payables and other accrued current liabilities outstanding (other than long-term contingent consideration liabilities payable in connection with the LLOG Acquisition and the MP GOM JV Transaction), all of which would rank structurally senior to the notes. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of the holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors. We and our subsidiaries will be permitted under the terms of the indenture governing the notes to incur certain additional indebtedness or otherwise enter into agreements that may restrict or prohibit subsidiaries of ours from the making of distributions, the payment of dividends or the making of loans to us. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any debt of that subsidiary senior to that held by us, and our rights could otherwise be subordinated to the rights of other creditors of that subsidiary. Furthermore, we are a holding company and currently conduct substantially all of our operations through our subsidiaries, and our subsidiaries generate substantially all of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are the principal source of the funds we use to meet our debt service obligations. None of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Contractual or other legal restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make interest and principal payments on the notes.

Changes in our credit ratings may adversely affect your investment in the notes.

The credit ratings of our indebtedness are an assessment by rating agencies of our ability to pay our debts when due. These ratings are not recommendations to purchase, hold or sell the notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor, are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. The ratings are based on current information furnished to the ratings agencies by us and information obtained by the ratings agencies from other sources. An explanation of the significance of such rating may be obtained from such rating agency. We cannot assure you that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the market value and liquidity of the notes and increase our borrowing costs.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt.

We and our subsidiaries may be able to incur substantial additional indebtedness, including additional notes and secured indebtedness, in the future. The indenture governing the notes will not prohibit us from incurring additional indebtedness that is not secured or guaranteed by our subsidiaries. Further, the indenture governing the notes will not fully prohibit our subsidiaries from incurring additional indebtedness or prohibit us or our subsidiaries from incurring secured indebtedness, and any limitations will be subject to a number of significant qualifications and exceptions. Additionally, the indenture governing the notes will not prevent us or our subsidiaries from incurring obligations that do not constitute indebtedness under the indenture governing the notes.

The notes will be effectively junior to all of our secured indebtedness unless they are entitled to be equally and ratably secured.

The notes will be our senior unsecured obligations and will rank equally with all our other senior unsecured indebtedness. The notes will be effectively subordinated to any secured debt we may incur in the future to the extent of the value of the assets securing such debt. Although the indenture governing the notes will limit our ability to incur secured debt, any limitations will be subject to a number of significant qualifications and exceptions. If we default on the notes, become bankrupt, liquidate or reorganize, any secured creditors could use our assets securing their debt to satisfy their secured debt before you would receive any payment on the notes. If the value of the collateral is not sufficient to pay any secured debt in full, our secured creditors would share the value of our other assets, if any, with you and the holders of other claims against us that rank equally with the notes. As of December 31, 2020, after giving effect to the Refinancing Transactions, we would have had approximately $4,501,696,000 of consolidated indebtedness outstanding, none of which was secured.

We may be unable to purchase the notes upon a change of control triggering event.

The terms of the notes will require us to make an offer to repurchase the notes upon the occurrence of a change of control triggering event at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the repurchase. The occurrence of a change of control triggering event would cause an event of default under our revolving credit facility and therefore could cause us to have to repay amounts outstanding thereunder, and any financing arrangements we may enter into in the future may also require repayment of amounts outstanding in the event of a change of control triggering event and therefore limit our ability to fund the repurchase of your notes pursuant to the change of control offer. It is possible that we will not have sufficient funds, or be able to arrange for additional financing, at the time of the change of control triggering event to make the required repurchase of notes. If we have insufficient funds to repurchase all notes that holders tender for purchase pursuant to the change of control offer, and we are unable to raise additional capital, an event of default would occur under the indenture governing the notes. An event of default could cause any other debt that we may have at that time to become automatically due, further exacerbating our financial condition and diminishing the value and liquidity of the notes. We cannot assure you that additional capital would be available to us on acceptable terms, or at all. See “Description of the Notes—Repurchase Upon a Change of Control Triggering Event.”

Your ability to transfer the notes may be limited by the absence of an active trading market, and we cannot assure you that any active trading market will develop for the notes.

The notes are a new issue of securities for which there is no established trading market. The underwriters have advised us that they intend to make a market in the notes, as permitted by applicable laws and regulations; however, the underwriters are not obligated to make a market in the notes and they may discontinue their market-making activities at any time without notice. Therefore, an active market for the notes may not develop or, if developed, may not continue. The liquidity of any market for the notes will depend upon, among other things, the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. If a market develops, the notes could trade at prices that may be lower than the initial offering prices of the notes.

Certain actions in respect of defaults taken under the indenture governing the notes by beneficial owners with short positions in excess of their interests in the notes will be disregarded.

By acceptance of the notes, each holder of notes agrees, in connection with any notice of default (as defined in “Description of the Notes”), notice of acceleration or instruction to the trustee (as defined in “Description of the Notes”) to provide a notice of default, notice of acceleration or take any other action (a “Noteholder Direction”), to (i) deliver a written representation to the Company and the trustee that such holder and any of its affiliates acting in concert with it in connection with its investment in the notes (other than Screened Affiliates (as defined in “Description of the Notes”)) are not (or, in the case such holder is DTC or its nominee, that such holder is being instructed solely by beneficial owners that (together with such affiliates) are not) Net Short (as defined under “Description of the Notes”) and (ii) provide the Company with such other information as the Company may reasonably request from time to time in order to verify the accuracy of such holder’s representation within five business days of request therefor. Holders of the notes, including holders that have hedged their exposure to the notes in the ordinary course and not for speculative purposes, may not be able to make such representations or provide the requested additional information. These restrictions may impact a holder’s ability to participate in Noteholder Directions.

USE OF PROCEEDS

We expect the net proceeds from this offering of notes to be approximately $                , after deducting underwriting discounts and other estimated expenses of the offering. We intend to use the net proceeds from this offering, together with cash on hand, borrowings under our revolving credit facility or a combination thereof, to fund the Redemption and any related premiums, fees and expenses in connection with the foregoing and to effect the Satisfaction and Discharge.

To the extent the underwriters or their affiliates are holders of our Target Notes, they may receive their proportionate share of the net proceeds of this offering in connection with the Redemption. See “Underwriting.”

CAPITALIZATION

We have provided in the table below our unaudited consolidated capitalization as of December 31, 2020 and as adjusted to give effect to the issuance of the notes offered hereby and the use of proceeds therefrom in order to give effect to the Refinancing Transactions.

	As of December 31, 2020
	Actual	As adjusted
	(in thousands)
Cash and cash equivalents	$310,606	$244,248	(1)
Long-term debt:
4.000% Notes due 2022	259,291	—
3.700% Notes due 2022 (2)	317,067	—
6.875% Notes due 2024	542,428	542,428
5.750% Notes due 2025	548,675	548,675
5.875% Notes due 2027	543,249	543,249
% Notes due 2028 offered hereby	—	550,000
7.050% Notes due 2029	250,000	250,000
5.125% Notes due 2042 (3)	349,000	349,000
Unamortized debt issuance cost and discount on notes payable	(21,643)	(28,693)
Senior Unsecured Revolving Credit Facility (4)	200,000	200,000

Total debt	$2,988,067	$2,954,659

Cumulative Preferred Stock, par $100, authorized 400,000 shares, none issued	—	—
Common Stock, par $1.00, authorized 450,000,000 shares, issued 195,083,364 shares	195,101	195,101
Capital in excess of par value	941,692	941,692
Retained earnings	5,369,538	5,336,588
Accumulated other comprehensive loss	(601,333)	(599,642)
Treasury stock, 32,832,771 shares of Common Stock, at cost	(1,690,661)	(1,690,661)

Murphy’s stockholders’ equity(5)	$4,214,337	$4,183,078

Total capitalization (total debt plus stockholders’ equity)	$7,202,404	$7,137,737

(1)

Reflects an estimate of $40 million of expenses, premiums and fees associated with the Refinancing Transactions, assuming that we redeem the Target Notes on April 4, 2021. We may fund all or a portion of such amounts with borrowings under our revolving credit facility. For purposes of the as-adjusted indebtedness and cash and cash equivalents figures presented in this prospectus supplement, we have assumed that the balance of funds to fund the Redemption and related premiums, fees and expenses will come from cash on hand.

(2)

The interest rate payable with respect to the 3.700% Notes due 2022 is subject to adjustment as a result of a change in the ratings of such notes by either Moody’s or S&P. Such notes currently bear interest at a rate of 4.950% per annum.

(3)

The interest rate payable with respect to the 5.125% Senor Notes due 2042 is subject to adjustment as a result of a change in the ratings of such notes by either Moody’s or S&P. Such notes currently bear interest at a rate of 6.375% per annum.

(4)	We may borrow all or a portion of the estimated $40 million needed to fully fund the Redemption and any related premiums fees and expenses using our revolving credit facility.

(5)	Total stockholders’ equity excludes the portion attributable to a non-controlling interest.

DESCRIPTION OF THE NOTES

We have summarized selected provisions of the notes and the indenture governing the notes below. This summary does not purport to be complete and is qualified in its entirety by reference to the indenture governing the notes. This summary supplements and replaces, where inconsistent, the description of the general terms and provisions of debt securities under the caption “Description of Debt Securities” in the accompanying prospectus. As used in the description below, the terms “Murphy Oil Corporation,” “we,” “our,” “us,” “the Company,” “Murphy Oil” and “Murphy” refer to Murphy Oil Corporation only and not to any of its subsidiaries. Certain terms used in this description are defined under the subheading “—Certain Definitions.”

General

The notes will be issued under the indenture dated as of May 18, 2012 (the “Base Indenture”) between Murphy Oil and U.S. Bank National Association, as trustee and a supplement to the Base Indenture, to be dated as of                 , 2021 among Murphy Oil, U.S. Bank National Association, as trustee under the Base Indenture and Wells Fargo Bank, National Association (the “trustee”), as trustee for the notes, hereafter collectively referred to as the “indenture.” The notes offered hereby will vote as a separate class from the other series of notes issued under the Base Indenture, except as otherwise provided in the indenture.

The notes will initially be limited to an aggregate principal amount of $550,000,000.

The notes will mature on July 15, 2028 and will bear interest at                 % per year. Interest on the notes will accrue from                 , 2021.

We:

•	will pay interest on the notes semiannually on and of each year, commencing , 2021;

•	will pay interest on the notes to the person in whose name a note is registered at the close of business on the or preceding the interest payment date;

•	will compute interest on the notes on the basis of a 360-day year consisting of twelve 30-day months;

•	will make payments on the notes at the offices of the trustee; and

•

may make payments by wire transfer for notes held in book-entry form or by check for notes held in certificated form mailed to the address of the person entitled to the payment as it appears in the note register.

We will issue the notes only in fully registered form, without coupons, in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof. The notes will not be subject to any sinking fund, and will be subject to redemption at our option, as described below.

Further Issuances

We may from time to time, without the consent of the existing holders, create and issue additional notes having the same terms and conditions as the notes offered by this prospectus supplement in all respects, except for the issue date, issue price and, under some circumstances, the date of the first payment of interest on the notes, provided that if the additional notes are not fungible with the notes offered by this prospectus supplement for U.S. federal income tax purposes, such additional notes will have a different CUSIP. Additional notes issued in this manner will be consolidated with and form a single series with the previously outstanding notes.

Optional Redemption

The notes may be redeemed in whole at any time or in part from time to time, at our option, as set forth below.

If the notes are redeemed at any time prior to July 15, 2024, the notes may be redeemed by us, in whole or in part, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of notes to be redeemed; or

•

the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued and unpaid to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus    basis points,

plus, in either case, accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date.

On or after July 15, 2024, the notes may be redeemed by us, in whole or in part, at our option, at the redemption prices set forth below (expressed in percentages of principal amount of the notes being redeemed on the redemption date), plus accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date, if redeemed during the 12-month period commencing on July 15 of the years set forth below.

Period	Redemption price
2024	%
2025	%
2026 and thereafter	100.000%

“Treasury rate” means, with respect to any redemption date:

•

the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•

if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated on the third business day next preceding the date fixed for redemption (the “calculation date”).

“Comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term (“remaining life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable treasury price” means, with respect to any redemption date, (1) the average of four reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

“Independent investment banker” means BofA Securities, Inc. or its successors, as specified by us, or, if such firm is unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by us.

“Reference treasury dealer” means each of (1) BofA Securities, Inc. or its successors, provided, however, that if the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a “primary treasury dealer”), we will substitute therefor another primary treasury dealer and (2) any three other primary treasury dealers selected by us after consultation with an independent investment banker.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the calculation date.

We will deliver electronically or, at our option, mail by first-class mail a notice of redemption to each holder of notes to be redeemed at least 15 and not more than 60 days prior to the date fixed for redemption. Notice of any redemption of the notes in connection with a transaction (including an Incurrence of Indebtedness, a Change of Control or other transaction) may, at our discretion, be given prior to the completion thereof. Any redemption or notice of redemption may, at our discretion, be subject to one or more conditions precedent, including completion of a related transaction. If such redemption or purchase is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in our discretion, the redemption date may be delayed until such time (including more than 60 days after the date the notice of redemption was mailed or delivered, including by electronic transmission) as any or all such conditions shall be satisfied (or waived), or such redemption or purchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied (or waived) by the redemption date, or by the redemption date as so delayed. In addition, we may provide in such notice that payment of the redemption price and performance of our obligations with respect to such redemption may be performed by another Person. We will provide written notice to the trustee no later than the close of business on the business day prior to the Redemption Date if any such redemption has been rescinded or delayed.

Unless we default on payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on and after the redemption date. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate (or, in the case of notes issued in global form, by such method as DTC may require). The redemption price will be calculated by the independent investment banker and we, the trustee and any paying agent for the notes will be entitled to rely on such calculation.

Except as described above, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.

Repurchase Upon a Change of Control Triggering Event

Upon the occurrence of a change of control triggering event with respect to the notes, unless the Company has exercised its right to redeem all of the notes as described under “—Optional Redemption,” each holder of the notes will have the right to require the Company to purchase all or a portion of such holder’s notes pursuant to the offer described below (the “change of control offer”), at a purchase price in cash (the “change of control payment”) equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, provided that any payment of interest becoming due on or prior to the change of control payment date (as defined below) shall be payable to the holders of such notes registered as such on the relevant record date.

Within 30 days following the date upon which the change of control triggering event occurs, or at the Company’s option, prior to any change of control but after the public announcement of the pending change of control, the Company will be required to send, electronically or, at our option by first class mail, a notice to each holder of the notes, with a copy to the trustee, which notice will govern the terms of the change of control offer and describe the change of control triggering event. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed or otherwise transmitted, other than as may be required by law (the “change of control payment date”). The notice, if mailed or otherwise transmitted prior to the date of consummation of the change of control, will state that the change of control offer is conditioned on the change of control being consummated on or prior to the change of control payment date.

Upon the change of control payment date, the Company will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the change of control offer;

•	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered; and

•

deliver, or cause to be delivered, to the trustee the notes properly accepted together with a certificate, executed by the Company’s officers, stating the aggregate principal amount of notes or portions thereof being purchased.

The Company will not be required to make a change of control offer if (i) a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by the Company and such third party purchases all notes properly tendered and not withdrawn under its offer or (ii) a notice of redemption for all outstanding notes has been given previous to, or concurrently with, the change of control pursuant to the indenture as described above under the caption “—Optional Redemption”, unless and until there is a default in payment of the applicable redemption price.

If holders of not less than 90% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in a change of control offer and we, or any third party making a change of control offer in lieu of us, as described above, purchase all of the notes validly tendered and not withdrawn by such holders, we or such third party will have the right, upon not less than 15 nor more than 60 days’ prior notice, with such notice given not more than 30 days following the change of control payment date, to redeem all notes that remain outstanding following such purchase at a redemption price equal to the change of control payment plus, to the extent not included in the change of control payment, accrued and unpaid interest, if any, on the notes that remain outstanding to the date of redemption provided that any payment of interest becoming due on or prior to the redemption date shall be payable to the holders of such notes registered as such on the relevant record date.

“Change of control” means the occurrence of any of the following:

(1)

the consummation of any transaction or series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (for purposes of this definition, as that term is used in Section 13(d)(3) of the Exchange Act), other than the Company, any of its subsidiaries, any of the Murphy family or any employee benefit plan of the Company or any of its subsidiaries (each such person, an “excluded party”), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the Company’s voting stock or other voting stock into which the Company’s voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; provided that the consummation of any such transaction will not be considered to be a change of control if (a) the Company becomes a direct or indirect wholly-owned subsidiary of a holding company and (b) immediately following such transaction, (x) the direct or indirect holders of the voting stock of the holding company are substantially the same as the holders of our voting stock immediately prior to such transaction or (y) no person (other than the excluded parties) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company;

(2)

the Company consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the Company’s outstanding voting stock or the voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Company’s voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person, measured by voting power rather than number of shares, immediately after giving effect to such transaction; or

(3)	the adoption by the board of directors of the Company of a plan relating to the Company’s liquidation or dissolution.

“Change of control triggering event” means (1) the ratings of the notes is downgraded by any two of the ratings agencies during the 60-day period (the “trigger period”) commencing on the earlier of (i) the occurrence of a change of control or (ii) the first public announcement of the occurrence of a change of control or the Company’s intention to effect a change of control (which trigger period will be extended so long as the ratings of the notes is under publicly announced consideration for possible downgrade by any of the ratings agencies) and (2) the notes are rated below an investment grade rating by any two of the ratings agencies on any date during the trigger period; provided that a change of control triggering event will not be deemed to have occurred in respect of a particular change of control if such ratings agencies do not publicly announce or confirm or inform the trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the change of control (whether or not the applicable change of control has occurred at the time of the change of control triggering event). Notwithstanding the foregoing, no change of control triggering event will be deemed to have occurred in connection with any particular change of control unless and until such change of control has actually been consummated.

“Fitch” means Fitch Ratings Inc. and its successors.

“Immediate family” of a person means such person’s spouse, children, siblings, parents, mother-in-law and father-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law.

“Investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s), a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), a rating of BBB- or better by Fitch (or its equivalent under any successor rating category of Fitch) or an equivalent investment grade rating from any replacement ratings agency appointed by the Company.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Murphy family” means (1) (i) the C.H. Murphy Family Investments Limited Partnership; (ii) the estate and descendants of C.H. Murphy, Jr.; (iii) the siblings of the late C.H. Murphy, Jr. and their respective estates and descendants; (iv) the respective immediate family of, immediate family of descendants of and descendants of immediate family of, any individual included in clause (ii) or (iii); (v) any trust established for the benefit of any of the foregoing or any charitable trust or foundation established by any of the foregoing, and the respective trustees, fiduciaries and beneficiaries of any such trust or foundation; and (vi) any corporation, limited partnership, limited liability company or other entity owned by any of the foregoing, or organized to achieve estate planning objectives of any of the foregoing; and (2) any affiliate (as defined in Rule-12b-2 under the Exchange Act) or successor of any of the foregoing.

“Ratings agency” means each of Fitch, Moody’s and S&P; provided, that if any of Fitch, Moody’s and S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of the Company’s control, the Company may appoint a replacement for such ratings agency that is a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act with respect to the notes.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting stock” of any specified person as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The Company will comply with the applicable requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any securities laws or regulations conflict with the change of control offer provisions of the notes, the Company will comply with those securities laws and regulations and will not be deemed to have breached its obligations under the change of control offer provisions of the notes by virtue of any such conflict.

Unless the Company defaults in the change of control payment, on and after the change of control payment date, interest will cease to accrue on the notes or portions of the notes tendered for repurchase pursuant to the change of control offer.

Ranking

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other senior unsecured and unsubordinated indebtedness from time to time outstanding.

We currently conduct substantially all of our operations through our subsidiaries, and our subsidiaries generate substantially all of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are the principal source of the funds we use to meet our debt service obligations. Laws or contractual provisions, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. The notes will not be guaranteed by any of our subsidiaries and therefore will be structurally subordinated to all obligations of our subsidiaries, including trade payables and any of our obligations that are guaranteed by any of our subsidiaries. This means that holders of the notes will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings. The notes will also be effectively subordinated to any secured debt we may incur, to the extent of the value of the assets securing that debt. The indenture restricts the amount of debt our subsidiaries can incur or guarantee and restricts our ability to incur secured debt, subject to the limitations described under “Covenants—Limitations on Subsidiary Indebtedness” and “Covenants—Limitations on Liens” below, respectively.

As of December 31, 2020, after giving effect to the Refinancing Transactions, Murphy Oil would have had approximately $4,501,696,000 of senior unsecured indebtedness outstanding and approximately $3.8 million of issued and undrawn letters of credit outstanding. As of December 31, 2020, after giving effect to the

Refinancing Transactions, our subsidiaries would have had approximately $1,547,037,000 of indebtedness, trade payables and other accrued current liabilities outstanding (other than long-term contingent consideration liabilities payable in connection with the LLOG Acquisition and the MP GOM JV Transaction).

Covenants

Limitations on liens.

Neither we nor any subsidiary will issue, assume or guarantee any Debt secured by a mortgage, lien, pledge or other encumbrance, which are collectively called “mortgages” in the indenture, on any principal property or on any Debt or capital stock of any subsidiary which owns any principal property without providing that the notes will be secured equally and ratably or prior to the Debt.

However, the limitation on liens shall not apply to the following:

(1)	mortgages existing on the issue date (other than Debt outstanding under the Revolving Credit Facilities);

(2)	mortgages existing at the time an entity becomes a subsidiary of ours or is merged into or consolidated with us or a subsidiary of ours and not Incurred in contemplation of such transaction;

(3)	mortgages in favor of Murphy Oil or any subsidiary of ours;

(4)

mortgages on property to secure Debt Incurred prior to, at the time of or within 180 days after the construction, development or improvement of the property or after the completion of construction of the property, for the purpose of financing all or part of the cost of construction, development or improvement (provided that such mortgages are limited to such property and improvements thereon);

(5)

mortgages on property, shares of stock or Debt to secure Debt Incurred prior to, at the time of or within 180 days after the acquisition of the property, shares of stock or Debt, for the purpose of financing all or part of the purchase price of the property, shares of stock or Debt (provided that such mortgages are limited to such property and improvements thereon or the shares of stock or Debt so acquired);

(6)

mortgages in favor of the United States of America, any state, any other country or any political subdivision to secure partial, progress, advance or other payments pursuant to any contract or statute;

(7)

mortgages on property of Murphy Oil or any subsidiary securing Debt Incurred in connection with financing all or part of the cost of operating, constructing or acquiring projects, as long as recourse is only to the property (other than Debt permitted to be Incurred under clause 15 below);

(8)	specific marine mortgages or foreign equivalents on property or assets of Murphy Oil or any subsidiary;

(9)

mortgages or easements on property of Murphy Oil or any subsidiary Incurred to finance the property on a tax-exempt basis that do not materially detract from the value of or materially impair the use of the property or assets;

(10)	mortgages on equipment of Murphy Oil or any subsidiary granted in the ordinary course of business to Murphy Oil’s or such subsidiary’s client at which such equipment is located;

(11)

mortgages securing Debt Incurred in the ordinary course of business in an aggregate principal amount that, when taken together with Indebtedness Incurred pursuant to clause (8) of the covenant described under the caption “Limitations on Subsidiary Indebtedness”, does not exceed $50,000,000 at any one time outstanding;

(12)	mortgages in favor of the notes;

(13)	mortgages in respect to letters of credit, bank guarantees or similar instruments issued in the ordinary course of business;

(14)

any extension, renewal or replacement of any mortgage referred to in the preceding items or of any Debt secured by those mortgages as long as the extension, renewal or replacement secures the same or a lesser principal amount of Debt (plus any premium or fee payable in connection with such extension, renewal or replacement) and is limited to substantially the same property (plus improvements) which secured the mortgage;

(15)

mortgages securing Debt in respect of any Project Financing Incurred by any Project Financing Subsidiary (provided that such mortgages may not be on any (i) principal property or (ii) proved oil and gas reserves, in each case owned or held by Murphy Oil or any subsidiary as of the issue date); and

(16)

other mortgages on principal property or on any Debt or capital stock of any subsidiary securing Debt the aggregate principal amount of which, when taken together with the aggregate principal amount of all other then outstanding Aggregate Debt, does not exceed the greater of (a) 10% of our consolidated net assets or (b) $1,750,000,000 at the time of creation, Incurrence or assumption of such mortgages after giving effect to the receipt and application of the proceeds of the Debt secured thereby.

Limitations on subsidiary indebtedness.

We will not permit any of our subsidiaries to Incur any Indebtedness. However, the limitation on Indebtedness of our subsidiaries shall not apply to the following:

(1)	Indebtedness existing on the issue date (other than Indebtedness outstanding under the Revolving Credit Facilities) and any Refinancing Indebtedness with respect to such Indebtedness;

(2)

intercompany loans and advances between Murphy Oil and our subsidiaries; provided that (a) if the obligor on such intercompany loan or advance is Murphy Oil, then such Indebtedness must be expressly subordinated to the prior payment in full of the notes; and (b) at the time of (i) any subsequent issuance or transfer of capital stock that results in any such Indebtedness being held by a person other than the Company or one of our subsidiaries or (ii) any sale or other transfer of any such Indebtedness to a person that is neither Murphy Oil nor a subsidiary of Murphy Oil, such Indebtedness will no longer be permitted to be Incurred under this clause (2);

(3)

Indebtedness of an entity existing at the time such entity becomes a subsidiary of Murphy Oil or is merged, consolidated or amalgamated with or into any subsidiary of Murphy Oil and not Incurred in contemplation of such transaction, and any Refinancing Indebtedness with respect thereto;

(4)	Indebtedness in respect to letters of credit, bank guarantees or similar instruments issued in the ordinary course of business;

(5)

Indebtedness Incurred prior to, at the time of or within 180 days after the construction, development or improvement of property or after the completion of construction of property, for the purpose of financing all or part of the cost of construction, development or improvement, and any Refinancing Indebtedness with respect to such Indebtedness;

(6)

Indebtedness Incurred prior to, at the time of or within 180 days after the acquisition of property, shares of stock or Debt for the purpose of financing all or part of such purchase price of property, shares of stock or Debt, and any Refinancing Indebtedness with respect to such Indebtedness;

(7)	Indebtedness in respect of workers’ compensation claims or self-insurance and respect of performance, bid and surety bonds and completion guarantees provided in the ordinary course of business;

(8)

Indebtedness Incurred in the ordinary course of business in an aggregate principal amount that, when taken together with Indebtedness secured by mortgages Incurred pursuant to clause (11) of the covenant described under the caption “Limitations on Liens” does not exceed $50,000,000 at any one time outstanding;

(9)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business;

(10)

customer deposits and advance payments received in the ordinary course of business or consistent with past practice from customers for goods or services purchased in the ordinary course of business or consistent with past practice not to exceed $50,000,000 at any one time outstanding;

(11)

cash management obligations, cash management services and other Indebtedness in respect of netting services, automatic clearing house arrangements, employees’ credit or purchase cards, overdraft protections and similar arrangements and otherwise in connection with depositary accounts and repurchase agreements;

(12)

Indebtedness in respect of any Project Financing Incurred by any Project Financing Subsidiary (provided that such Project Financing Subsidiary may not own or hold (i) any principal property or (ii) any proved oil and gas reserves, in each case owned or held by Murphy Oil or any subsidiary as of the issue date); and

(13)

other Indebtedness the aggregate principal amount of which, when taken together with the aggregate principal amount of all other then outstanding Aggregate Debt, does not exceed the greater of (a) 10% of our consolidated net assets or (b) $1,750,000,000 at the time of Incurrence of such Indebtedness after giving effect to the receipt and application of the proceeds therefrom.

Limitations on sale and lease-back transactions.

Neither we nor any subsidiary will lease any principal property for more than three years from the purchaser or transferee of such principal property (a “Sale and Lease-Back Transaction”). However, the limitation on this type of arrangement shall not apply if:

(1)

we or our subsidiary could Incur Debt in a principal amount equal to the Attributable Indebtedness with respect to such Sale and Lease-Back Transaction secured by a mortgage on the property subject to such Sale and Lease-Back Transaction, as permitted under clause (16) of the covenant under “Limitations on Liens” above, without equally and ratably securing the notes under the indenture; or

(2)

we apply the greater of the proceeds from the sale or transfer and the fair value of the leased property to the defeasance or retirement of any senior debt for borrowed money within 180 days of the Sale and Lease-Back Transaction, in both cases reduced by the lesser of any amounts spent to purchase unencumbered principal property and the fair value of unencumbered principal property so acquired, in each case during the one year prior to or 180 days after any Sale and Lease-Back Transaction.

Consolidation, Merger or Sale of Assets

We will not merge or consolidate with any other corporation or sell or convey all or substantially all of our assets to any person, unless (i) either we are the continuing corporation, or the successor corporation or the person which acquires by sale or conveyance substantially all our assets (if other than us) will be a corporation organized under the laws of the United States of America or any state thereof and will expressly assume the due and punctual payment of the principal of and interest on all debt securities under the indenture, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed or observed by us, by supplemental indenture in form reasonably satisfactory to the trustee, executed and delivered to the trustee by such corporation, and (ii) we or our successor corporation, as the case may be, are not, immediately after such merger or consolidation, or such sale or conveyance, in default in the performance of any such covenant or condition of the indenture.

In case of any such consolidation, merger, sale or conveyance, and following such an assumption by the successor corporation, such successor corporation will succeed to and be substituted for us, with the same effect as if it had been named in the indenture. Such successor corporation may cause to be signed, and may issue either in its own name or in our name prior to such succession any or all of the debt securities issuable under the indenture which theretofore had not been signed by us and delivered to the trustee; and, upon the order of such successor corporation instead of us and subject to all the terms, conditions and limitations prescribed in the indenture, the trustee will authenticate and will deliver any debt securities which previously were signed and delivered by our officers to the trustee for authentication, and any debt securities which such successor corporation thereafter causes to be signed and delivered to the trustee for that purpose. All of the debt securities so issued will in all respects have the same legal rank and benefit under the indenture as the debt securities theretofore or thereafter issued in accordance with the terms of the indenture as though all of such debt securities had been issued at the date of the execution of the indenture.

In the event of any such sale or conveyance (other than a conveyance by way of lease) we or any successor corporation which has become such in the manner described above will be discharged from all obligations and covenants under the indenture and the debt securities issued thereunder and may be liquidated and dissolved.

Amendment and Waivers

We and the trustee may from time to time and at any time enter into supplemental indentures without the consent of any holder for one or more of the following purposes:

•	to convey, transfer, assign, mortgage or pledge to the trustee as security for the notes any property or assets;

•

to evidence the succession of another corporation to Murphy Oil, or successive successions, and the assumption by the successor corporation of the covenants, agreements and obligations of Murphy Oil pursuant to the covenant set forth under the caption “Consolidation, Merger or Sale of Assets”;

•

to add to the covenants of Murphy Oil such further covenants, restrictions, conditions or provisions as its board of directors and the trustee consider to be for the protection of the holders of notes, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default permitting the enforcement of all or any of the several remedies provided for in the indenture; provided, that in respect of any such additional covenant, restriction, condition or provision such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an event of default or may limit the remedies available to the trustee upon such an event of default or may limit the right of the holders of a majority of the notes to waive such an event of default;

•

to cure any ambiguity or to correct or supplement any provision contained in the indenture or any supplemental indenture, which may be defective or inconsistent with any other provision contained in the indenture or in any supplemental indenture; or to make such other provisions in regard to matters or questions arising under the indenture or under any supplemental indenture as the board of directors may deem necessary or desirable; provided that no such action shall adversely affect the interests of the holders of the notes in any material respect;

•	to establish the form or terms of the notes as permitted by the indenture;

•

to conform the text of the indenture to this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the indenture;

•

to evidence and provide for the acceptance of appointment by a successor trustee with respect to notes and to add to or change any of the provisions of the indenture as necessary to provide for or facilitate the administration of the trusts by more than one trustee.

With the consent of holders of not less than a majority in aggregate principal amount of the notes outstanding, we and the trustee may, from time to time and at any time, enter into one or more supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the holders of notes. Notwithstanding the preceding sentence, no supplemental indenture may (a) extend the final maturity, or reduce the principal amount, or reduce the rate or extend the time of payment of interest, or reduce any amount payable on redemption of any note or any right of repayment at the option of the holder without the consent of the holder so affected, or (b) reduce the required percentage of holders, the consent of which is required for any such supplemental indenture, without the consent of the holders so affected.

It will not be necessary for the consent of holders to approve the particular form of any proposed supplemental indenture, but it will be sufficient if such consent approves the substance thereof.

Events of Default, Notice and Waiver

“Event of default” means any of the following in relation to the notes:

(1)	failure to pay interest on the notes for 30 days after the interest becomes due;

(2)	failure to pay the principal on the notes when due;

(3)

failure to perform or breach of any other covenant or warranty in the indenture that continues for 90 days after our being given notice from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes;

(4)

default in the payment when due of (a) other Indebtedness (other than Project Financing) in an aggregate principal amount in excess of $75,000,000 and such default is not cured within 30 days after written notice to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes or (b) interest, principal, premium or a sinking fund or redemption payment under any such other Indebtedness, causing the Indebtedness to become due prior to its stated maturity, which acceleration is not stayed, rescinded or annulled within 10 days after written notice to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes; provided, however, that if such event of default under such indenture or instrument is remedied or cured by us or waived by the holders of such debt before any judgment or decree for the payment of the moneys due is obtained or entered, then this event of default will also be deemed to have been remedied, cured or waived without further action upon the part of either the trustee or any of the holders of the notes;

(5)	a creditor commences involuntary bankruptcy, insolvency or similar proceedings against us and we are unable to obtain a stay or dismissal of that proceeding within 60 days; or

(6)	we voluntarily seek relief under bankruptcy, insolvency or similar laws or we consent to a court entering an order for relief against us under those laws.

If any event of default relating to the outstanding notes occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal and accrued interest of all of the outstanding notes to be due and immediately payable; provided that a notice of default under the preceding clauses (3) and (4) of this covenant must specify the default, demand that it be remediated and state that such notice is a “notice of default” and may not be given with respect to any action taken, and reported publicly or to holders, more than two years prior to such notice of default. Any notice of default, notice of acceleration or instruction to the trustee to provide a notice of default, notice of acceleration or take any other action (a “Noteholder Direction”) provided by any one or more holders (each a “Directing Holder”) must be accompanied by a written representation from each such holder delivered to us and the trustee that such holder is not (or, in the case such holder is DTC or its nominee, that such holder is being instructed solely by beneficial owners that are not) Net Short (a “Position Representation”), which representation, in the case of a Noteholder Direction relating to delivery of a notice of default (a “Default Direction”) shall be deemed a continuing representation until the resulting event of default is cured or otherwise ceases to exist or the notes are accelerated. In addition, each Directing Holder must, at the time of providing a Noteholder Direction, covenant to provide us with such other information as we may reasonably request from time to time in order to verify the accuracy of such noteholder’s Position Representation within five business days of request therefor (a “Verification Covenant”). The trustee shall have no duty whatsoever to provide this information to us or to obtain this information for us. In any case in which the holder is DTC or its nominee, any Position Representation or Verification Covenant required hereunder shall be provided by the beneficial owner of the notes in lieu of DTC or its nominee.

If, following the delivery of a Noteholder Direction, but prior to acceleration of the notes, we determine in good faith that there is a reasonable basis to believe a Directing Holder was, at any relevant time, in breach of its Position Representation and provide to the trustee an officer’s certificate stating that we have filed papers with a court of competent jurisdiction seeking a determination that such Directing Holder was, at such time, in breach of its Position Representation, and seeking to invalidate any event of default that resulted from the applicable Noteholder Direction, the cure period with respect to such event of default shall be automatically stayed pending a final and non-appealable determination of a court of competent jurisdiction on such matter. If, following the delivery of a Noteholder Direction, but prior to acceleration of the notes, we provide to the trustee an officer’s certificate stating that a Directing Holder failed to satisfy its Verification Covenant, the cure period with respect to any event of default that resulted from the applicable Noteholder Direction shall be automatically stayed pending satisfaction of such Verification Covenant. Any breach of the Position Representation shall result in such holder’s participation in such Noteholder Direction being disregarded; and, if, without the participation of such holder, the percentage of notes held by the remaining holders that provided such Noteholder Direction would have been insufficient to validly provide such Noteholder Direction, such Noteholder Direction shall be void ab initio, with the effect that such event of default shall be deemed never to have occurred and the trustee shall be deemed not to have received such Noteholder Direction or any notice of such event of default; provided, however, this shall not invalidate any indemnity or security provided by the Directing Holders to the trustee which obligations shall continue to survive.

With their acquisition of the notes, each noteholder and subsequent purchaser of the notes consents to the delivery of its Position Representation by the trustee to us in accordance with the terms of this section. Each noteholder and subsequent purchaser of the notes waives any and all claims, in law and/or in equity, against the trustee and agrees not to commence any legal proceeding against the trustee in respect of, and agrees that the trustee will not be liable for any action that the trustee takes in accordance with this section, or arising out of or in connection with following instructions or taking actions in accordance with a Noteholder Direction.

We hereby waive any and all claims, in law and/or in equity, against the trustee, and agree not to commence any legal proceeding against the trustee in respect of, and agrees that the trustee will not be liable for any action that the trustee takes in accordance with this section, or arising out of or in connection with following instructions or taking actions in accordance with a Noteholder Direction.

For the avoidance of doubt, the trustee will treat all holders equally with respect to their rights under this section. In connection with the requisite percentages required under this section, the trustee shall also treat all outstanding notes equally irrespective of any Position Representation in determining whether the requisite percentage has been obtained with respect to the initial delivery of the Noteholder Direction. We hereby confirm that any and all other actions that the trustee takes or omits to take under this section and all fees, costs expenses of the trustee and its agents and counsel arising hereunder and in connection herewith shall be covered by our indemnifications under the indemnification section of the indenture.

If an event of default occurs pertaining to events of bankruptcy, insolvency or similar proceedings, the principal amount and accrued interest shall be immediately due and payable without any declaration or other act by the trustee or any holder.

The indenture provides that the holders of at least a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, with respect to the notes. The trustee may act in any way that is consistent with those directions and may decline to act if any of the directions is contrary to law or to the indenture or would involve the trustee in personal liability.

The indenture provides that the holders of at least a majority in principal amount of the notes may on behalf of the holders of all of the outstanding notes waive any past default (and its consequences) under the indenture, except a default (a) in the payment of the principal of or interest on any of the notes, (b) with respect to voluntary or involuntary bankruptcy, insolvency or similar proceedings, or (c) with respect to a covenant or provision of such indenture which, under the terms of such indenture, cannot be modified or amended without the consent of the holders of all of the outstanding notes. In the case of clause (b) above, the holders of at least a majority of all outstanding debt securities under the indenture (voting as one class) may on behalf of all such holders waive a default.

The indenture contains provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of the notes before proceeding to exercise any right or power under the indenture at the request of those holders.

The indenture requires the trustee to, within 90 days after the occurrence of a default known to it with respect to the notes, give the holders of the notes notice of the default if uncured and unwaived. However, the trustee may withhold this notice if it in good faith determines that the withholding of this notice is in the interest of those holders. However, the trustee may not withhold this notice in the case of a default in payment of principal of or interest on the notes. The term “default” for the purpose of this provision means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the notes.

Any time period in the indenture to cure any actual or alleged default or event of default may be extended or stayed by a court of competent jurisdiction.

The indenture requires us to file annually with the trustee a certificate, executed by our officers, indicating whether any of the officers has knowledge of any default under the indenture.

Notices

We will mail notices and communications to the holder’s address shown on the register of the notes.

Paying Agents and Transfer Agents

The trustee will be the paying agent and transfer agent for the notes.

The Trustee

Wells Fargo Bank, National Association is the trustee for the notes under the indenture. Wells Fargo Bank, National Association is also a lender under the Company’s revolving credit facility.

Book-Entry Delivery and Settlement

The Depository Trust Company (“DTC”), New York, New York, will act as securities depository for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully-registered certificates will be issued for the notes, in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC has advised us as follows:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended;

•

DTC holds and provides asset servicing for U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants (“direct participants”) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•

direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, including the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”);

•

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”), and DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies; DTCC is owned by the users of its regulated subsidiaries;

•

access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations, including Euroclear and Clearstream, that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	the rules applicable to DTC and its participants are on file with the SEC.

We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time.

We expect that under the procedures established by DTC:

•

upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•

ownership of the notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The foregoing information concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but none of Murphy Oil, the underwriters or the trustee takes any responsibility for the accuracy of the foregoing information, and you are urged to contact DTC or its participants directly to discuss these matters.

Euroclear and Clearstream will hold interests in the notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries, which are Euroclear Bank, S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner of the notes. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Payments on the notes represented by the global notes will be made in immediately available funds. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

Cross-market transfers between participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their depositaries. Cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositaries to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited and reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by global notes upon surrender by DTC of such global notes if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for such global notes, and we have not appointed a successor depositary within 90 days of that notice;

•	an event of default has occurred with respect to the notes and is continuing, and DTC requests the issuance of certificated notes with respect to the notes; or

•	we determine not to have the notes represented by a global note.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

Certain Definitions

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Aggregate Debt” means the sum of the following as of the date of determination: (a) the then outstanding aggregate principal amount of Debt secured by mortgages permitted by clauses (4), (5), (14) (to the extent the extension, renewal or replacement relates to Debt secured by mortgages Incurred pursuant to clause (4) or (5)) and (16) under “Covenants—Limitations on Liens” above, (b) the then outstanding aggregate principal amount of Indebtedness Incurred by our subsidiaries permitted by clauses (5), (6) and (13) under “Covenants—Limitations on Subsidiary Indebtedness” above and (c) the then outstanding aggregate principal amount of Attributable Indebtedness of all outstanding Sale and Lease-Back Transactions permitted under “Covenants—Limitations on Sale and Lease-Back Transactions” above.

“Attributable Indebtedness” means, with respect to any particular Sale and Lease-Back Transaction and at any date as of which the amount thereof is to be determined, the present value of the total net amount of rent required to be paid by such person under the lease during the primary term thereof (including any period for which such lease has been extended or may, at the option of the lessee, be extended), discounted from the respective due dates thereof at such date at the rate of interest per annum implicit in the terms of the lease (as determined in good faith by the Company).

“Consolidated net assets” means the total of all assets (less depreciation and amortization reserves and other valuation reserves and loss reserves) which, under generally accepted accounting principles, would appear on the asset side of our consolidated balance sheet, less the aggregate of all liabilities, deferred credits, minority shareholders’ interests in subsidiaries, reserves and other items which, under such principles, would appear on the liability side of such consolidated balance sheet, except debt for borrowed money and stockholders’ equity; provided, however, that in determining consolidated net assets, there shall not be included as assets, (a) all assets (other than goodwill, which shall be included) which would be classified as intangible assets under generally accepted accounting principles, including, without limitation, patents, trademarks, copyrights and unamortized debt discount and expense, (b) any treasury stock carried as an asset, or (c) any write-ups of capital assets (other than write-ups resulting from the acquisition of stock or assets of another corporation or business).

“Debt” means debt for money borrowed.

“Derivative Instrument” with respect to a Person, means any contract, instrument or other right to receive payment or delivery of cash or other assets to which such Person or any Affiliate of such Person that is acting in concert with such Person in connection with such Person’s investment in the notes (other than a Screened Affiliate) is a party (whether or not requiring further performance by such Person), the value or cash flows of which (or any material portion thereof) are materially affected by the value or performance of the notes or the creditworthiness of the Company (the “Performance References”).

“holder” or “noteholder” means the Person in whose name a note is registered on the Registrar’s books.

“Indebtedness” means any liability of any person (i) for borrowed money, (ii) evidenced by a bond, note, debenture or similar instrument (other than a trade payable or liabilities arising in the ordinary course of business), (iii) for the payment of money relating to a capital lease obligation, or (iv) any liability of others described in the preceding clauses (i), (ii) or (iii) that the person has guaranteed; in each case, solely to the extent such indebtedness would appear as a liability on the balance sheet of such person in accordance with GAAP. For the avoidance of doubt, surety bonds and similar instruments shall not be deemed Indebtedness.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Measurement Date.

“Incur” means create, incur, issue, assume or guarantee. The term “Incurrence” when used as a noun shall have a correlative meaning.

“issue date” means                , 2021.

“Long Derivative Instrument” means a Derivative Instrument (i) the value of which generally increases, or the payment or delivery obligations under which generally decrease, with positive changes to the Performance

References or (ii) the value of which generally decreases, or the payment or delivery obligations under which generally increase, with negative changes to the Performance References.

“Measurement Date” means August 18, 2017, the issue date of the Company’s 5.750% senior notes due 2025.

“Net Short” means, with respect to a holder or beneficial owner, as of a date of determination, either (i) the value of its Short Derivative Instruments exceeds the sum of the (x) the value of its notes plus (y) the value of its Long Derivative Instruments as of such date of determination or (ii) it is reasonably expected that such would have been the case were a Failure to Pay or Bankruptcy Credit Event (each as defined in the 2014 International Swaps and Derivatives Association, Inc. Credit Derivatives Definitions, as supplemented by the 2019 Narrowly Tailored Credit Event Supplement) to have occurred with respect to the Company immediately prior to such date of determination.

“Performance References” has the meaning set forth for such term in the definition of Derivative Instrument.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal property” means all property and equipment directly engaged in our exploration, production and transportation activities.

“Project Financing” means any Indebtedness that is Incurred to finance or refinance the acquisition, improvement, installation, design, engineering, construction, development, completion, maintenance, operation, securitization or monetization, in respect of all or any portion of any project, any group of projects, or any asset related thereto, and any guaranty with respect thereto, other than such portion of such Indebtedness or guaranty that expressly provides for direct recourse to us or any of our subsidiaries (other than a Project Financing Subsidiary) or any of their respective property other than recourse to the equity in, Indebtedness or other obligations of, or properties of, one or more Project Financing Subsidiaries; provided, however, that support such as limited guaranties or obligations to provide or guaranty equity contributions or to make subordinated loans that are customary in similar financing arrangements shall not be considered direct recourse for the purpose of this definition.

“Project Financing Subsidiary” means any of our subsidiaries whose principal purpose is to Incur Project Financing or to become a direct or indirect partner, member or other equity participant or owner in a person so created, and substantially all the assets of such subsidiary are limited to (i) those assets for which the acquisition, improvement, installation, design, engineering, construction, development, completion, maintenance, operation, securitization or monetization is being financed in whole or in part by one or more Project Financings, or (ii) the equity in, indebtedness or other obligations of, one or more other such subsidiaries or persons.

“Refinancing Indebtedness” means, in respect of any Indebtedness (the “Original Indebtedness”) any extension, renewal or refinancing thereof so long as (a) the principal amount of such Refinancing Indebtedness does not exceed the then existing principal amount of the Original Indebtedness (other than amounts Incurred to pay accrued and unpaid interest, fees and expenses (including original issue discount and upfront fees) and prepayment premiums on such Original Indebtedness or costs of such extension, renewal or refinancing), (b) the scheduled maturity date thereof is not shorter than the scheduled maturity date of the Original Indebtedness, (c) any remaining scheduled amortization of principal thereunder prior to the maturity date of the notes is not shortened, (d) such Refinancing Indebtedness shall not constitute an obligation (including pursuant to a guarantee) of any of our subsidiaries that shall not have been an obligor in respect of such Original Indebtedness, (e) if such Original Indebtedness shall have been subordinated to the notes, such Refinancing Indebtedness shall also be subordinated to the notes, (f) such Refinancing Indebtedness shall not be secured by any mortgage on any asset other than the assets that secured such Original Indebtedness.

“Revolving Credit Facilities” means that certain Credit Agreement dated November 28, 2018 among Murphy Oil Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, including any related notes, guarantees and collateral documents as the same may be amended, restated, refinanced, replaced, modified or otherwise supplemented from time to time.

“Screened Affiliate” means any Affiliate of a holder (i) that makes investment decisions independently from such holder and any other Affiliate of such holder that is not a Screened Affiliate, (ii) that has in place customary information screens between it and such holder and any other Affiliate of such holder that is not a Screened Affiliate and such screens prohibit the sharing of information with respect to the Company or its subsidiaries, (iii) whose investment policies are not directed by such holder or any other Affiliate of such holder that is acting in concert with such holder in connection with its investment in the notes, and (iv) whose investment decisions are not influenced by the investment decisions of such holder or any other Affiliate of such holder that is acting in concert with such holders in connection with its investment in the notes.

“Short Derivative Instrument” means a Derivative Instrument (i) the value of which generally decreases, or the payment or delivery obligations under which generally increase, with positive changes to the Performance References or (ii) the value of which generally increases, or the payment or delivery obligations under which generally decrease, with negative changes to the Performance References.

“subsidiary” means (a) any corporation of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time directly or indirectly owned by Murphy Oil or by one or more of our subsidiaries, and (b) any limited partnership in which Murphy Oil or a subsidiary is a general partner and in which more than 50% of the capital accounts, distribution rights and voting interests thereof is at the time directly or indirectly owned by Murphy Oil or by one or more of our subsidiaries.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following are the material U.S. federal income tax consequences to non-U.S. Holders (as defined below) of owning and disposing of notes purchased in this offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and held as capital assets for U.S. federal income tax purposes.

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including the potential application of the income accrual rules set forth in Section 451(b) of the Internal Revenue Code of 1986, as amended (the “Code”), alternative minimum tax and “Medicare contribution tax” consequences and differing tax consequences applicable to you if you are, for instance:

•	a financial institution;

•	a regulated investment company;

•	a dealer or trader in securities;

•	holding notes as part of a “straddle” or integrated transaction;

•	a U.S. expatriate;

•	a partnership for U.S. federal income tax purposes; or

•	a tax-exempt entity.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities. If you are such a partnership and are considering the purchase of notes, or if you are a partner in such a partnership, you are urged to consult your tax adviser about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This summary does not address all of the tax considerations that may be relevant to investors that purchase the notes and participate in the Redemption of the Target Notes. In addition, this summary does not address any specific aspect of state, local or non-U.S. taxation, or any taxes other than income taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used herein, the term “non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a non-U.S. Holder if you are a non-resident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States, in which case you should consult your tax adviser regarding the U.S. federal income tax consequences of owning or disposing of a note.

Payments on the Notes

Subject to the discussion below under “—Effectively Connected Income,” “—Backup Withholding and Information Reporting,” and “—FATCA,” payments of principal and interest on the notes by the Company or any paying agent to you will not be subject to U.S. federal income or withholding tax, provided that, in the case of interest,

•	you do not own, actually or constructively, ten percent or more of the total combined voting power of all classes of stock of the Company entitled to vote;

•	you are not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership;

•	you certify on a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or Form W-8BEN-E, as applicable, under penalties of perjury, that you are not a United States person; and

•	such interest is not effectively connected with your conduct of a trade or business in the United States as described below.

If you cannot satisfy one of the first three requirements described above and interest on the notes is not effectively connected with your conduct of a trade or business in the United States as described below, payments of interest on the notes generally will be subject to withholding tax at a rate of 30%, subject to an applicable income tax treaty providing for a reduced rate.

Sale or Other Taxable Disposition of the Notes

Subject to the discussion below under “—Backup Withholding and Information Reporting,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale, redemption or other taxable disposition of notes, unless the gain is effectively connected with your conduct of a trade or business in the United States as described below, provided however that any amounts attributable to accrued interest will be treated as described above under “—Payments on the Notes.”

Effectively Connected Income

If interest or gain on a note is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by you), you will generally be taxed in the same manner as a United States person. In this case, you will be exempt from the withholding tax on interest discussed above, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You are urged to consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Backup Withholding and Information Reporting

Information returns are required to be filed with the IRS in connection with payments of interest on the notes. Unless you comply with certification procedures to establish that you are not a United States person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of a note. You may be subject to backup withholding on payments on the notes or on the proceeds from a sale or other disposition of the notes unless you comply with certification procedures to establish that you are not a United States person or otherwise establish an exemption. The certification procedures required to claim the exemption from withholding tax on interest described above under “—Payments on the Notes,” will satisfy the certification requirements necessary to avoid backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding withheld from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of interest on the notes to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. Withholding may also apply to payments of proceeds of sales or redemptions of the notes, although under proposed regulations issued in December 2018 (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) no withholding will apply on payments of gross proceeds. You should consult your tax advisers regarding the effects of FATCA on your investment in the notes.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom BofA Securities, Inc. is acting as representative, have severally agreed to purchase, and we have agreed to sell to such underwriters, the principal amount of the notes set forth opposite the names of such underwriters.

Underwriter	Notes
BofA Securities, Inc.	$
J.P. Morgan Securities LLC	$
MUFG Securities Americas Inc.	$
Scotia Capital (USA) Inc.	$
Wells Fargo Securities, LLC	$
DNB Markets, Inc.	$
Regions Securities LLC	$
Capital One Securities, Inc.	$
HSBC Securities (USA) Inc.	$
SMBC Nikko Securities America, Inc.	$
SG Americas Securities, LLC	$
Standard Chartered Bank	$

Total		$550,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes. The underwriters may offer and sell the notes through one or more affiliates. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price less a concession not in excess of         % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of         % of the principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

The following table shows the underwriting discount to be paid to the underwriters by us in connection with this offering.

	Per note		Total
% Notes due 2028		%	$

The notes are a new issue of securities with no established trading market. We do not currently intend to apply for the listing of the notes on any securities exchange or for quotation of the notes in any dealer quotation system. We have been advised by certain of the underwriters that one or more of them intends to make a market in the notes, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. We can give no assurance as to the liquidity of the trading market for the notes. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

We estimate that our total expenses for this offering, excluding the underwriting discount, will be approximately $             .

In connection with the offering, the representative, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress. Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time without notice. Neither we nor any of the underwriters make any representation or prediction as to the direction of magnitude of any effect that the transactions described above may have on the price of the notes.

We expect to deliver the notes against payment for the notes on or about             , 2021, which will be the             business day following the date of the pricing of the notes (“T+    ”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next succeeding              business days will be required, by virtue of the fact that the notes initially will settle in T+        , to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the date of delivery hereunder should consult their own advisors.

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

We have also agreed that, for a period of 15 days from the closing of the offering contemplated by this prospectus supplement, we will not, without the prior written consent of BofA Securities, Inc., as representative to the underwriters, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), including the filing of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities issued or guaranteed by the Company except for the notes, or publicly announce an intention to effect any such transaction.

In the ordinary course of their respective businesses, certain of the underwriters and the trustee and some of their affiliates have performed and may in the future perform various financial advisory, investment and commercial banking and lending services for us from time to time, including serving as counterparties to certain derivative and hedging arrangements, for which they have received or will receive customary fees. Some of the underwriters or affiliates of some of the underwriters, including affiliates of the representative, BofA Securities, Inc., and the trustee are lenders under our revolving credit facility. Wells Fargo Securities, LLC, one of the underwriters, is an affiliate of the series trustee under the indenture that will govern the notes.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours or our affiliates. In particular, some of the underwriters or their affiliates may hold the Target Notes. Because we intend to use the net proceeds from this offering to redeem the Target Notes, such underwriters or their affiliates may receive a portion of the proceeds from this offering as a result of the Redemption. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters and their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This Prospectus has been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This Prospectus is not a prospectus for the purposes of the Prospectus Regulation.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the

“UK Prospectus Regulation”). Consequently no key information document required by Regulation (EU) 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This Prospectus has been prepared on the basis that any offer of Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of Notes. This Prospectus is not a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571,

Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the notes were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law). The notes may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the notes will be passed on for us by Davis Polk & Wardwell LLP, New York, New York. Certain other legal matters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine  & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Murphy Oil Corporation and subsidiaries as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2020 and 2019 consolidated financial statements refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Update No. 2016-02, Leases.

Estimates of the proved reserves, future production and income attributable to certain leasehold properties of Murphy Oil Corporation located in Eagle Ford Shale in south of Texas, the U.S. Onshore Gulf of Mexico and to the 100% leasehold interests of the Murphy Petrobas GOM JV as of December 31, 2020 included and incorporated by reference in this prospectus supplement are confirmed in the aggregate by Ryder Scott Company, L.P., independent petroleum engineers, as set forth and to the extent stated in their reserves audit reports. We have included and incorporated by reference these reserves audit reports in reliance on the authority of such firm as an expert in such matters.

Estimates of the proved reserves, future production and income attributable to Murphy Oil Corporation’s interests in the Greater Kaybob Project and the Tupper Montney Project located within the Provinces of Alberta and British Columbia, Canada, and the Hibernia Main, Hibernia Southern Extension, and Terra Nova projects located within the Province of Newfoundland and Labrador, Canada as of December 31, 2020 included and incorporated by reference in this prospectus supplement are confirmed in the aggregate by McDaniel & Associates Consultants Ltd., independent petroleum engineers, as set forth and to the extent stated in their reserves audit report. We have included and incorporated by reference this reserves audit report in reliance on the authority of such firm as an expert in such matters.

PROSPECTUS

COMMON STOCK

PREFERRED STOCK

DEPOSITARY SHARES

SENIOR DEBT SECURITIES

SUBORDINATED DEBT SECURITIES

WARRANTS

PURCHASE CONTRACTS

UNITS

We may offer from time to time common stock, preferred stock, depositary shares representing preferred stock, senior debt securities, subordinated debt securities, warrants, purchase contracts, and units. Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “MUR.”

We may sell the securities offered under this prospectus through agents; through underwriters or dealers; directly to one or more purchasers; or through a combination of any of these methods of sale. For each offering of securities under this prospectus, we will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers, and their compensation, in the related prospectus supplement.

Investing in these securities involves certain risks. See “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017 and in our most recent Quarterly Report on Form 10-Q subsequent to such Annual Report, each of which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 17, 2018.

You should rely only on the information contained in or incorporated by reference in this prospectus, the accompanying prospectus supplement, and any free writing prospectus that we file with the Securities and Exchange Commission (the “SEC”) in connection with the offering described in such prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

The terms “we,” “our,” “us,” “its,” “the Company,” “Murphy Oil” and “Murphy Oil Corporation” refer to Murphy Oil Corporation and its consolidated subsidiaries unless the context indicates otherwise, and except as provided in the next sentence. In the descriptions of securities contained herein, the terms “we,” “our,” “us,” “its,” “the Company,” “Murphy Oil” and “Murphy Oil Corporation” refer to Murphy Oil Corporation only.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

MURPHY OIL CORPORATION

Murphy Oil Corporation is a worldwide oil and gas exploration and production company that conducts business through various operating subsidiaries. The Company produces oil and natural gas in the United States, Canada and Malaysia and conducts oil and natural gas exploration activities worldwide.

Our principal executive offices are located at 300 Peach Street, P.O. Box 7000, El Dorado, Arkansas 71731-7000, and our telephone number is (870) 862-6411. Our capital stock is listed on the New York Stock Exchange under the symbol “MUR.” We maintain a website at http://www.murphyoilcorp.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference each document listed below and all documents subsequently filed with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of the offering under this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2017, filed on February 26, 2018;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, and June 30, 2018, filed on May 3, 2018 and August 9, 2018, respectively;

•	Our Definitive Proxy Statement on Schedule 14A filed on March 23, 2018 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K); and

•	Our Current Reports on Form 8-K filed on February 13, 2018, February 23, 2018, April 25, 2018, May 1, 2018, May 10, 2018, August 21, 2018 and October 11, 2018.

We are not incorporating by reference any Current Report on Form 8-K that is furnished to the SEC pursuant to Items 2.02, 7.01 or 9.01 of Form 8-K.

You may request a copy of these filings at no cost, by writing or telephoning the office of the Corporate Secretary, Murphy Oil Corporation, P.O. Box 7000, El Dorado, Arkansas 71731-7000, (870) 862-6411.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus, including the documents we incorporate by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management’s current views concerning future events or results, are subject to inherent risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied in these forward-looking statements include, but are not limited to, the volatility and level of crude oil and natural gas prices, the level and success rate of Murphy’s exploration programs, the Company’s ability to maintain production rates and replace reserves, customer demand for Murphy’s products, adverse foreign exchange movements, political and regulatory instability, adverse developments in the U.S. or global capital markets, credit markets or economies generally and uncontrollable natural hazards, as well as those contained under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017. We undertake no duty to publicly update or revise any forward-looking statements.

USE OF PROCEEDS

Unless otherwise stated in the prospectus supplement accompanying this prospectus, we will use the net proceeds we receive from the sale of the securities offered by this prospectus and any accompanying prospectus supplement for general corporate purposes. General corporate purposes may include additions to working capital, capital expenditures, repayment of debt or the financing of possible acquisitions.

DESCRIPTION OF COMMON STOCK

The following description of our capital stock is based upon our certificate of incorporation (“Certificate of Incorporation”), our bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are incorporated by reference in the registration statement for these securities that we have filed with the SEC and have been filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2017. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.

Certain provisions of the Delaware General Corporation Law (“DGCL”), the Certificate of Incorporation and the Bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for its shares.

Authorized Capital Stock

Our Certificate of Incorporation authorizes us to issue 450,400,000 shares of stock of all classes, of which 450,000,000 shares shall be common stock, par value $1.00 per share, and 400,000 shares shall be cumulative preferred stock, par value $100 per share. No shares of stock of any class have any preemptive or preferential right to purchase or subscribe to any shares of stock of any class or any notes, debentures, bonds, or other securities convertible into or carrying options or warrants to purchase shares of any class, other than such rights as the Board of Directors may grant and at such prices as the Board of Directors may fix. The Board of Directors may issues shares of stock of any class, or any notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase shares of stock of any class, without offering any such shares of stock of any class, either in whole or in part, to the existing stockholders of any class.

Common Stock

As of October 15, 2018, there were 173,055,713 shares of common stock outstanding. Except as provided by our Certificate of Incorporation or by law, each holder of common stock shall have the right, to the exclusion of all other classes of stock, to one vote for each share of stock standing in the name of such holder on the books of the Company. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Murphy Oil, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The common stock is listed on the New York Stock Exchange. The transfer agent and registrar for the common stock is Computershare Investor Services, LLC.

Preferred Stock

The Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion or exchange rights, voting rights, terms of redemption, redemption prices, liquidation preferences, use of purchase, retirement or sinking funds and the number of shares constituting any series of the designation of such series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Murphy Oil without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. We may further amend from time to time our Certificate of Incorporation to increase the number of authorized shares of preferred stock.

An amendment would require the approval of the holders of a majority of the outstanding shares of our preferred stock. As of the date of this prospectus, we have not issued any preferred stock.

Certain Anti-Takeover Effects of Delaware Law

We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the date of the transactions in which the person became an interested stockholder, unless:

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or subsequent to such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Murphy Oil and, accordingly, may discourage attempts to acquire Murphy Oil even though such a transaction may offer Murphy Oil’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

DESCRIPTION OF PREFERRED STOCK

When we offer to sell a particular series of preferred stock, if the terms of any series of preferred stock being offered differ from the terms set forth in this prospectus, we will describe the specific terms of the securities in a supplement to this prospectus. The preferred stock will be issued under a certificate of designations relating to each series of preferred stock and is also subject to our Certificate of Incorporation.

Our Board of Directors may issue authorized shares of preferred stock, as well as authorized but unissued shares of common stock, without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our stock may be listed or quoted. All shares of preferred stock offered will be fully paid and non-assessable.

The transfer agent for each series of preferred stock will be described in the prospectus supplement.

Dividend Rights

The preferred stock will be preferred over our common stock as to payment of dividends. Before we declare and set apart for payment or pay any dividends or distributions (other than dividends or distributions payable in common stock) on our common stock, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by our board of directors. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus supplement. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

Rights upon Liquidation

The preferred stock will be preferred over the common stock as to asset distributions so that the holders of each series of preferred stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the liquidation preference per share plus the amount of accumulated dividends and, in the event of a voluntary liquidation, any premium, as set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled.

Redemption

All shares of any series of preferred stock will be redeemable to the extent set forth in the prospectus supplement relating to the series. All shares of any series of preferred stock will be convertible into shares of common stock or into shares of any other series of preferred stock to the extent set forth in the applicable prospectus supplement.

Other Provisions of our Certificate of Incorporation

In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of Murphy Oil which is not approved by the board of directors of Murphy Oil, the board of directors of Murphy Oil may authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which could impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of Murphy Oil. While the ability of the board of directors of Murphy Oil to do this may be limited by applicable law, our restated certificate of incorporation and the applicable rules of the stock exchanges upon which our common stock is listed, the consent of the holders of common stock would not be required for any issuance of preferred stock in such a situation.

DESCRIPTION OF DEPOSITARY SHARES

We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction, as set forth in the applicable prospectus supplement, of a share of a particular series of preferred stock. The shares of any series of preferred stock underlying the depositary shares will be deposited under a depositary agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000.

Subject to the terms of the depositary agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the depositary agreement and depositary receipt will be filed with the SEC in connection with the offering of specific depositary shares.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Redemption of Depositary Shares

If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock.

Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary will select the depositary shares to be redeemed by lot or pro rata, as the depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by the holder’s depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with these instructions, and we agree to take all actions deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the holders of at least a majority of the depositary shares then outstanding approve the amendment. We or the depositary may terminate the depositary agreement only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.

Miscellaneous

The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the depositary agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the depositary agreement. Neither we nor they will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. We must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal and it must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions that could apply to the debt securities. The debt securities will constitute either senior or subordinated debt of Murphy Oil. Each prospectus supplement will state the particular terms that actually will apply to the debt securities included in the supplement.

In addition to the following summary, you should refer to the applicable provisions of the following documents for more detailed information:

•

the senior indenture dated as of May 18, 2012 between Murphy Oil and U.S. Bank National Association, as trustee, which has been filed as an exhibit to the registration statement of which this prospectus is a part, and

•	the subordinated indenture, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Neither indenture limits the aggregate principal amount of debt securities that we may issue under that indenture. We may authorize the issuance of the debt securities in one or more series at various times. All debt securities will be unsecured. The senior securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated securities will be subordinated to senior indebtedness as described under “Subordinated Securities” in this prospectus. The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of those debt securities. These terms may include:

•	whether the debt securities are senior securities or subordinated securities;

•	the title and the limit on the aggregate principal amount of the debt securities;

•	the maturity date or dates;

•	the interest rate (which may be fixed or variable), or the method of determining any interest rates, at which the debt securities may bear interest;

•	the dates from which interest shall accrue and the dates on which interest will be payable;

•	the currencies in which the debt securities are denominated and principal and interest may be payable;

•	any redemption or sinking fund terms;

•	any event of default or covenant with respect to the debt securities of a particular series, if not set forth in this prospectus;

•	whether the debt securities are to be issued, in whole or in part, in the form of one or more global securities and the depositary for the global securities;

•	whether the debt securities would be convertible into our common stock; and

•	any other terms of the series, which will not conflict with the terms of the applicable indenture.

We may issue debt securities of any series at various times and we may reopen any series for further issuances from time to time without notice to existing holders.

We will issue the debt securities in fully registered form without coupons. Unless we specify otherwise in the applicable prospectus supplement, we will issue debt securities denominated in U.S. dollars in denominations of $1,000 or multiples of $1,000.

We will describe special Federal income tax and other considerations relating to debt securities denominated in foreign currencies and “original issue discount” debt securities (debt securities issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance) in the applicable prospectus supplement.

Unless we specify otherwise in the applicable prospectus supplement, the covenants contained in the indentures and the debt securities will not provide special protection to holders of debt securities if we enter into a highly leveraged transaction, recapitalization or restructuring.

Exchange, Registration and Transfer

You may exchange debt securities of any series that are not global securities for other debt securities of the same series and of like aggregate principal amount and tenor in different authorized denominations. In addition, you may present debt securities for registration of transfer, together with a duly executed form of transfer, at the office of the security registrar or at the office of any transfer agent designated by us for that purpose with respect to any series of debt securities and referred to in the applicable prospectus supplement. No service charge is required for any transfer or exchange of debt securities but we may require payment of any taxes and other governmental charges. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. We have appointed the applicable trustee as security registrar for the applicable indenture. We may at any time designate additional transfer agents with respect to any series of debt securities.

In the event of any redemption in part, we will not be required to:

•

issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the mailing of notice of redemption of debt securities of that series to be redeemed and ending at the close of business on the mailing date;

•	register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part.

For a discussion of restriction on the exchange, registration and transfer of global securities, see “Global Securities.”

Payment and Paying Agents

Unless we specify otherwise in the applicable prospectus supplement, payment of principal, any premium and any interest on debt securities will be made at the offices of the paying agents that we designate at various times.

However, at our option, we may make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. Unless we specify otherwise in the applicable prospectus supplement, we will make payment of any installment of interest on debt securities to the person in whose name that registered security is registered at the close of business on the regular record date for such interest.

We will specify in the applicable prospectus supplement, the agency which will be designated as our paying agent for payments with respect to debt securities.

Modification of the Indentures

Under each indenture our rights and obligations and the rights of the holders may be modified with our consent and the consents of the trustee under that indenture and the holders of at least a majority in principal amount of the then outstanding debt securities of each series affected by the modification.

However, the consent of each affected holder is needed to:

•	extend the maturity, reduce the interest rate or extend the payment schedule of any of the debt securities;

•	reduce the principal amount or any amount payable on redemption of any debt security;

•	reduce the amount of principal of an original issue discount security payable upon acceleration of maturity or in bankruptcy;

•	change the conversion provisions of either indenture in a manner adverse to the holders;

•	change the subordination provisions of the subordinated indenture in a manner adverse to the holders of subordinated debt;

•	reduce the percentage required for modifications or waivers of compliance with the indentures; or

•	impair the right of repayment at the holder’s option or the right of a holder to institute suit for repayment on or with respect to any debt security.

In addition, the subordinated provisions of the subordinated indenture cannot be modified to the detriment of any of our senior indebtedness without the consent of the holders of the senior indebtedness.

Any actions we or the trustee may take toward adding to our covenants, adding events of default or establishing the structure or terms of the debt securities as permitted by the indentures will not require the approval of any holder of debt securities. In addition, we or the trustee may cure ambiguities or inconsistencies in the indentures or make other provisions without the approval of any holder as long as no holder’s interests are materially and adversely affected.

Consolidation, Merger or Sale of Assets

We will not merge or consolidate with any other corporation or sell or convey all or substantially all of our assets to any Person, unless (i) either we are the continuing corporation, or the successor corporation or the Person which acquires by sale or conveyance substantially all our assets (if other than us) will be a corporation organized under the laws of the United States of America or any State thereof and will expressly assume the due and punctual payment of the principal of and interest on all the debt securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed or observed by us, by supplemental indenture in form reasonably satisfactory to the trustee, executed and delivered to the trustee by such corporation, and (ii) we or our successor corporation, as the case may be, are not, immediately after such merger or consolidation, or such sale or conveyance, in default in the performance of any such covenant or condition of the indenture.

In case of any such consolidation, merger, sale or conveyance, and following such an assumption by the successor corporation, such successor corporation will succeed to and be substituted for us, with the same effect as if it had been named in the indenture. Such successor corporation may cause to be signed, and may issue either in its own name or in our name prior to such succession any or all of the debt securities issuable under the indenture which theretofore had not been signed by us and delivered to the trustee; and, upon the order of such successor corporation instead of us and subject to all the terms, conditions and limitations prescribed in the indenture, the trustee will authenticate and will deliver any debt securities which previously were signed and delivered by our officers to the trustee for authentication, and any debt securities which such successor corporation thereafter causes to be signed and delivered to the trustee for that purpose. All of the debt securities so issued will in all respects have the same legal rank and benefit under the indenture as the debt securities theretofore or thereafter issued in accordance with the terms of the indenture as though all of such debt securities had been issued at the date of the execution of the indenture.

In the event of any such sale or conveyance (other than a conveyance by way of lease) we or any successor corporation which has become such in the manner described above will be discharged from all obligations and covenants under the indenture and the debt securities and may be liquidated and dissolved.

Our U.S. downstream business does not constitute substantially all of our assets, and for the avoidance of doubt the senior indenture provides that the covenant described above will not apply in the event we determine to dispose of our U.S. downstream business.

Events of Default, Notice and Waiver

“Event of Default,” when used in an indenture, will mean any of the following in relation to a series of debt securities:

•	failure to pay interest on any debt security for 30 days after the interest becomes due;

•	failure to pay the principal on any debt security when due;

•	failure to deposit any sinking fund payment after such payment becomes due;

•

failure to perform or breach of any other covenant or warranty in the indenture or any debt security that continues for 90 days after our being given notice from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the affected series;

•

default in the payment when due of (a) other indebtedness in an aggregate principal amount in excess of $75,000,000 and such default is not cured within 30 days after written notice to us and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of the series and (b) interest, principal, premium or a sinking fund or redemption payment under any such other indebtedness, causing the indebtedness to become due prior to its stated maturity, which acceleration is not stayed, rescinded or annulled within 10 days after written notice to us and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of the series;

•	a creditor commences involuntary bankruptcy, insolvency or similar proceedings against us and we are unable to obtain a stay or dismissal of that proceeding within 60 days;

•	we voluntarily seek relief under bankruptcy, insolvency or similar laws or we consent to a court entering an order for relief against us under those laws; or

•	any other event of default provided for debt securities of that series.

If any event of default relating to outstanding debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal and accrued interest of all of the outstanding debt securities of such series to be due and immediately payable.

The indentures provide that the holders of at least a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. The trustee may act in any way that is consistent with those directions and may decline to act if any of the directions is contrary to law or to the indentures or would involve the trustee in personal liability.

The indentures provide that the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of the series waive any past default (and its consequences) under the indentures relating to the series, except a default (a) in the payment of the principal of, interest on or sinking fund installment of any of the debt securities of the series, (b) with respect to voluntary or involuntary bankruptcy, insolvency or similar proceedings, or (c) with respect to a covenant or provision of such indentures which, under the terms of such indentures, cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of the series affected. In the case of clause (b) above, the holders of at least a majority of all outstanding debt securities (voting as one class) may on behalf of all holders waive a default.

The indentures contain provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power under the indentures at the request of those holders.

The indentures require the trustee to, within 90 days after the occurrence of a default known to it with respect to any series of outstanding debt securities, give the holders of that series notice of the default if uncured and unwaived. However, the trustee may withhold this notice if it in good faith determines that the withholding of this notice is in the interest of those holders. However, the trustee may not withhold this notice in the case of a default in payment of principal of, interest on or sinking fund installment with respect to any debt securities of the series. The term “default” for the purpose of this provision means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series.

Each indenture requires us to file annually with the trustee a certificate, executed by our officers, indicating whether any of the officers has knowledge of any default under the indenture.

Replacement of Securities

We will replace any mutilated debt security at the expense of the holder, if we so choose, upon surrender of the mutilated debt security to the appropriate trustee. We will replace debt securities that are destroyed, stolen or lost at the expense of the holder upon delivery to the appropriate trustee of evidence of the destruction, loss or theft of the debt securities satisfactory to us and to the trustee. In the case of a destroyed, lost or stolen debt security, an indemnity satisfactory to the appropriate trustee and us may be required at the expense of the holder of the debt security before a replacement debt security will be issued.

Defeasance

The indentures contain a provision that permits us to elect to defease and be discharged from all of our obligations (subject to limited exceptions) with respect to any series of debt securities then outstanding provided the following conditions, among others, have been satisfied:

•

we have deposited in trust with the trustee (a) money, (b) U.S. government obligations, or (c) a combination thereof, in each case, in an amount sufficient to pay and discharge the principal of and interest on the outstanding debt securities of any series;

•	no event of default has occurred or is continuing with respect to the securities of any series being defeased;

•	defeasance will not result in a breach or violation of, or constitute a default under any agreement to which we are a party or by which we are bound; and

•

we have delivered to the trustee (a) an officers’ certificate and an opinion of counsel that all conditions precedent relating to the defeasance have been complied with and (b) an opinion of counsel that the holders will not recognize income, gain or loss for Federal income tax purposes.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

U.S. Bank National Association is trustee under the senior indenture dated as of May 18, 2012. We will specify the trustee for each issue of debt securities in the applicable prospectus supplement, as well as any material relationship we may have with such trustee.

Senior Securities

Limitations on Liens . Neither we nor any restricted subsidiary will issue, assume or guarantee any debt secured by a mortgage, lien, pledge or other encumbrance, which are collectively called “mortgages” in the indenture, on any principal property or on any debt or capital stock of any restricted subsidiary which owns any principal property without providing that the senior securities will be secured equally and ratably or prior to the debt. A “restricted subsidiary” is a 50% or more owned subsidiary owning principal property and having stockholder’s equity greater than 2% of our consolidated net assets.

“Principal property” is all property and equipment directly engaged in our exploration, production, refining, marketing and transportation activities.

“Consolidated net assets” means the total of all assets of Murphy Oil, excluding intangible assets (other than goodwill), treasury stock carried as an asset or write-ups of non- acquisition-related capital assets, less depreciation, amortization and other similar reserves, less the total of all liabilities, deferred credits, minority shareholders’ interests in subsidiaries, reserves and other similar items of Murphy Oil, excluding certain acquisition-related debt or stockholders’ equity, as calculated on our consolidated balance sheet.

However, the limitation on liens shall not apply to the following:

•	mortgages existing on the date of the senior indenture;

•	mortgages existing at the time an entity becomes a restricted subsidiary of ours;

•	mortgages securing debt of a restricted subsidiary in favor of Murphy Oil or any subsidiary of ours;

•

mortgages on property, shares of stock or indebtedness (a) existing at the time of the acquisition of the property, shares of stock or indebtedness, (b) to secure payment of all or part of the purchase price of the property, shares of stock or indebtedness, or (c) to secure debt incurred prior to, at the time of or within 120 days after the acquisition of the property, shares of stock or indebtedness or after the completion of construction of the property, for the purpose of financing all or part of the purchase price of the property, shares of stock or indebtedness or the cost of construction;

•	mortgages in favor of the United States of America, any state, any other country or any political subdivision required by contract or statute;

•	mortgages on property of Murphy Oil or any restricted subsidiary securing all or part of the cost of operating, constructing or acquiring projects, as long as recourse is only to the property;

•	specific marine mortgages or foreign equivalents on property or assets of Murphy Oil or any restricted subsidiary;

•

mortgages or easements on property of Murphy Oil or any restricted subsidiary incurred to finance the property on a tax-exempt basis that do not materially detract from the value of or materially impair the use of the property or assets; or

•

any extension, renewal or replacement of any mortgage referred to in the preceding items or of any debt secured by those mortgages as long as the extension, renewal or replacement secures the same or a lesser amount of debt and is limited to substantially the same property (plus improvements) which secured the mortgage.

Notwithstanding anything mentioned above, we and any of our restricted subsidiaries may issue, assume or guarantee debt secured by mortgages on principal property or on any indebtedness or capital stock of any restricted subsidiary (other than the debt secured by mortgages permitted above) which does not exceed 10% of our consolidated net assets.

Limitations on Sale and Lease-Back Transactions . Neither we nor any restricted subsidiary will lease any principal property for more than three years from the purchaser or transferee of such principal property. However, the limitation on this type of arrangement shall not apply if:

•	we or our restricted subsidiary could incur debt secured by a mortgage on the property to be leased, as permitted above, without equally and ratably securing the senior securities of any series; or

•

we apply the greater of the proceeds from the sale or transfer and the fair value of the leased property to any senior acquisition-related debt within 120 days of the sale and lease-back transaction, in both cases less any amounts spent to purchase unencumbered principal property during the one year prior to or 120 days after any sale and lease-back transaction.

Subordinated Securities

Under the subordinated indenture, payment of the principal of, interest on and any premium on the subordinated securities will generally be subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

“Senior indebtedness” is defined as the principal of, any premium and accrued and unpaid interest on the following items, whether outstanding on or created, incurred or assumed after the date of execution of the subordinated indenture:

•	our indebtedness for money borrowed (other than the subordinated securities);

•	our guarantees of indebtedness for money borrowed of any other person; and

•	indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness for the payment of which we are responsible or liable, by guarantees or otherwise.

Senior indebtedness also includes modifications, renewals, extensions and refundings of any of the types of indebtedness, liabilities, obligations or guarantees listed above, unless the relevant instrument states that the indebtedness, liability, obligation or guarantee, or modification, renewal, extension or refunding, is not senior in right of payment to the subordinated securities.

We may not make any payment of principal of, interest on or any premium on the subordinated securities except for sinking fund payments as described below if:

•	any default or event of default with respect to any senior indebtedness occurs and is continuing, or

•	any judicial proceeding is pending with respect to any default in payment of senior indebtedness.

We may make sinking fund payments during a suspension of principal or interest payments on subordinated debt if we make these sinking fund payments by redeeming or acquiring securities prior to the default or by converting the securities.

If any subordinated security is declared due and payable before its specified date, or if we pay or distribute any assets to creditors upon our dissolution, winding up, liquidation or reorganization, we must pay all principal of, any premium and interest due or to become due on all senior indebtedness in full before the holders of subordinated securities are entitled to receive or take any payment. Subject to the payment in full of all senior indebtedness, the holders of the subordinated securities are to be subrogated to the rights of the holders of senior indebtedness to receive payments or distribution of our assets applicable to senior indebtedness until the subordinated securities are paid in full.

By reason of this subordination, in the event of insolvency, our creditors who are holders of senior indebtedness, as well as some of our general creditors, may recover more, ratably, than the holders of the subordinated securities.

The subordinated indenture will not limit the amount of senior indebtedness or debt securities which we may issue.

Conversion Rights

The prospectus supplement will provide if a series of securities is convertible into our common stock and the initial conversion price per share at which the securities may be converted.

If we have not redeemed a convertible security, the holder of the convertible security may convert the security, or any portion of the principal amount in integral multiples of $1,000, at the conversion price in effect at the time of conversion, into shares of Murphy Oil common stock. Conversion rights expire at the close of business on the date specified in the prospectus supplement for a series of convertible securities. Conversion rights expire at the close of business on the redemption date in the case of any convertible securities that we call for redemption.

In order to exercise the conversion privilege, the holder of the convertible security must surrender to us, at any office or agency maintained for that purpose, the security with a written notice of the election to convert the security, and, if the holder is converting less than the entire principal amount of the security, the amount of security to be converted. In addition, if the convertible security is converted during the period between a record date for the payment of interest and the related interest payment date, the person entitled to convert the security must pay us an amount equal to the interest payable on the principal amount being converted.

We will not pay any interest on converted securities on any interest payment date after the date of conversion except for those securities surrendered during the period between a record date for the payment of interest and the related interest payment date.

Convertible securities shall be deemed to have been converted immediately prior to the close of business on the day of surrender of the security. We will not issue any fractional shares of stock upon conversion, but we will make an adjustment in cash based on the market price at the close of business on the date of conversion.

The conversion price will be subject to adjustment in the event of:

•	payment of stock dividends or other distributions on our common stock;

•	issuance of rights or warrants to all our stockholders entitling them to subscribe for or purchase our stock at a price less than the market price of our common stock;

•	the subdivision of our common stock into a greater or lesser number of shares of stock;

•	the distribution to all stockholders of evidences of our indebtedness or assets, excluding stock dividends or other distributions and rights or warrants; or

•	the reclassification of our common stock into other securities.

We may also decrease the conversion price as we consider necessary so that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of our common stock.

We will pay any and all transfer taxes that may be payable in respect of the issue or delivery of shares of common stock on conversion of the securities.

We are not required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in a name other than that of the holder of the security to be converted and no issue and delivery shall be made unless and until the person requesting the issue has paid the amount of any such tax or established to our satisfaction that such tax has been paid.

After the occurrence of:

•	consolidation with or merger of Murphy Oil into any other corporation,

•	any merger of another corporation into Murphy Oil, or

•	any sale or transfer of substantially all of the assets of Murphy Oil,

which results in any reclassification, change or conversion of our common stock, the holders of any convertible securities will be entitled to receive on conversion the kind and amount of shares of common stock or other securities, cash or other property receivable upon such event by a holder of our common stock immediately prior to the occurrence of the event.

DESCRIPTION OF WARRANTS

We may issue securities warrants for the purchase of debt securities, preferred stock or common stock. Securities warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. We will issue each series of securities warrants under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of securities warrants or beneficial owners of securities warrants. In addition to this summary, you should refer to the securities warrant agreement, including the form of securities warrant certificate, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. The securities warrant agreement, together with the terms of securities warrant certificate and securities warrants, will be filed with the SEC in connection with the offering of the specific securities warrants.

We will describe the particular terms of any issue of securities warrants in the prospectus supplement relating to the issue. Those terms may include:

•

the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

•

the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of securities warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

•

the number of shares of common stock purchasable upon the exercise of securities warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

•	the date on which the right to exercise the securities warrants will commence and the date on which the right will expire;

•	the Federal income tax consequences applicable to the securities warrants; and

•	any other terms of the securities warrant.

Securities warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

Each securities warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised securities warrants will become void. We will specify the place or places where, and the manner in which, securities warrants may be exercised in the applicable prospectus supplement.

Prior to the exercise of any securities warrants to purchase debt securities, preferred stock or common stock, holders of the securities warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

•

in the case of securities warrants for the purchase of debt securities, the right to receive payments of principal of, any premium or interest on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•

in the case of securities warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•

debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices or such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more shares of common stock, shares of preferred stock, depositary shares representing preferred stock, senior debt securities, subordinated debt securities, warrants, purchase contracts or any combination of such securities. The applicable supplement will describe:

•	the terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

FORMS OF SECURITIES

Each debt security and warrant will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities or warrants represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

We may issue the debt securities and warrants in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture or warrant agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture or warrant agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture or warrant agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture or warrant agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Murphy Oil, the trustees, the warrant agents, or any other agent of Murphy Oil, agent of the trustees or agent of the warrant agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

We may sell the securities offered under this prospectus through agents; through underwriters or dealers; directly to one or more purchasers; or through a combination of any of these methods of sale. For each offering of securities under this prospectus, we will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers, and their compensation, in the related prospectus supplement.

VALIDITY OF SECURITIES

The validity of the securities will be passed on for us by Davis Polk & Wardwell LLP, New York, New York, and for any underwriters by the law firm named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and schedule of Murphy Oil Corporation and subsidiaries as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$550,000,000

Murphy Oil Corporation

% Notes due 2028

Joint physical book-running managers

BofA Securities	J.P. Morgan	MUFG

Joint book-running managers

Scotiabank	Wells Fargo Securities	DNB Markets	Regions Securities LLC

Co-managers

Capital One Securities	HSBC	SMBC Nikko

SOCIETE GENERALE	Standard Chartered Bank

, 2021